Consolidated Financial Statements of

CGI GROUP INC.

For the years ended September 30, 2014 and 2013

Management’s and Auditors’ reports

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING
The management of CGI Group Inc. (“the Company”) is responsible for the preparation and integrity of the consolidated financial statements and the Management’s Discussion and Analysis (“MD&A”). The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and necessarily include some amounts that are based on management’s best estimates and judgement. Financial and operating data elsewhere in the MD&A are consistent with that contained in the accompanying consolidated financial statements.
To fulfill its responsibility, management has developed, and continues to maintain, systems of internal controls reinforced by the Company’s standards of conduct and ethics, as set out in written policies to ensure the reliability of the financial information and to safeguard its assets. The Company’s internal control over financial reporting and consolidated financial statements are subject to audit by the independent auditors, Ernst & Young LLP, whose report follows. They were appointed as independent auditors, by a vote of the Company’s shareholders, to conduct an integrated audit of the Company’s consolidated financial statements and of the Company’s internal control over financial reporting. In addition, the Executive Committee of the Company reviews the disclosure of corporate information and oversees the functioning of the Company’s disclosure controls and procedures.
Members of the Audit and Risk Management Committee of the Board of Directors, all of whom are independent of the Company, meet regularly with the independent auditors and with management to discuss internal controls in the financial reporting process, auditing matters and financial reporting issues and formulates the appropriate recommendations to the Board of Directors. The independent auditors have unrestricted access to the Audit and Risk Management Committee. The consolidated financial statements and MD&A have been reviewed and approved by the Board of Directors.

/s/ Michael E. Roach	/s/ François Boulanger
Michael E. Roach President and Chief Executive Officer	François Boulanger Executive Vice-President and Chief Financial Officer
November 12, 2014

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    1

Management’s and Auditors’ reports

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with accounting principles generally accepted in Canada.
The Company’s internal control over financial reporting includes policies and procedures that:
- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in Canada, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and,
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.
All internal control systems have inherent limitations; therefore, even where internal control over financial reporting is determined to be effective, it can provide only reasonable assurance. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As of the end of the Company’s 2014 fiscal year, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework). Based on this assessment, management has determined the Company’s internal control over financial reporting as at September 30, 2014, was effective.
The effectiveness of the Company’s internal control over financial reporting as at September 30, 2014, has been audited by the Company’s independent auditors, as stated in their report appearing on page 3.

/s/ Michael E. Roach	/s/ François Boulanger
Michael E. Roach President and Chief Executive Officer	François Boulanger Executive Vice-President and Chief Financial Officer
November 12, 2014

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013

Management’s and Auditors’ reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING
To the Board of Directors and Shareholders of CGI Group Inc.
We have audited CGI Group Inc.’s (the “Company”) internal control over financial reporting as of September 30, 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) (“the COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2014 based on the COSO criteria.
We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as at and for the year ended September 30, 2014, and our report dated November 12, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP1
Ernst & Young LLP

Montréal, Canada
November 12, 2014

1. CPA auditor, CA, public accountancy permit No. A112431

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013

Management’s and Auditors’ reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS
To the Board of Directors and Shareholders of CGI Group Inc.
We have audited the accompanying consolidated financial statements of CGI Group Inc. (the “Company”), which comprise the consolidated balance sheets as of September 30, 2014 and 2013 and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years ended September 30, 2014 and 2013, and a summary of significant accounting policies and other explanatory information.
Management's responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of CGI Group Inc. as at September 30, 2014 and 2013, and its financial performance and its cash flows for the years ended September 30, 2014 and 2013, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013

Management’s and Auditors’ reports

Other matter
We have also audited, in accordance with the standards of the Public company Accounting Oversight Board (United States), CGI Group Inc.'s internal control over financial reporting as of September 30, 2014, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) and our report dated November 12, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Ernst & Young LLP1
Ernst & Young LLP

Montréal, Canada
November 12, 2014

1. CPA auditor, CA, public accountancy permit No. A112431

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013

Consolidated Statements of Earnings
For the years ended September 30
(in thousands of Canadian dollars, except per share data)

	2014	2013
	$	$
Revenue	10,499,692	10,084,624
Operating expenses
Costs of services, selling and administrative (Note 23)	9,129,791	9,012,310
Integration-related costs (Note 26b)	127,341	338,439
Finance costs (Note 25)	101,278	113,931
Finance income	(2,010)	(4,362)
Foreign exchange loss (gain)	13,042	(3,316)
	9,369,442	9,457,002
Earnings before income taxes	1,130,250	627,622
Income tax expense (Note 16)	270,807	171,802
Net earnings	859,443	455,820
Earnings per share (Note 21)
Basic earnings per share	2.78	1.48
Diluted earnings per share	2.69	1.44

See Notes to the Consolidated Financial Statements.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013

Consolidated Statements of Comprehensive Income
For the years ended September 30
(in thousands of Canadian dollars)

	2014	2013
	$	$
Net earnings	859,443	455,820
Items that will be reclassified subsequently to net earnings (net of income taxes):
Net unrealized gains on translating financial statements of foreign operations	221,279	297,761
Net losses on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations	(100,869)	(143,785)
Net unrealized gains on cash flow hedges	20,729	134
Net unrealized gains (losses) on investments available for sale	941	(1,704)
Items that will not be reclassified subsequently to net earnings (net of income taxes):
Net remeasurement losses	(35,311)	(30,845)
Other comprehensive income	106,769	121,561
Comprehensive income	966,212	577,381

See Notes to the Consolidated Financial Statements.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013

Consolidated Balance Sheets
As at September 30
(in thousands of Canadian dollars)

	2014	2013
	$	$
Assets
Current assets
Cash and cash equivalents (Note 4)	535,715	106,199
Current derivative financial instruments (Note 31)	9,397	1,344
Accounts receivable (Note 5)	1,036,068	1,205,625
Work in progress	807,989	911,848
Prepaid expenses and other current assets	174,137	218,446
Income taxes	8,524	17,233
Total current assets before funds held for clients	2,571,830	2,460,695
Funds held for clients (Note 6)	295,754	222,469
Total current assets	2,867,584	2,683,164
Property, plant and equipment (Note 7)	486,880	475,143
Contract costs (Note 8)	156,540	140,472
Intangible assets (Note 9)	630,074	708,165
Other long-term assets (Note 10)	74,158	58,429
Long-term financial assets (Note 11)	84,077	51,892
Deferred tax assets (Note 16)	323,416	368,217
Goodwill (Note 12)	6,611,323	6,393,790
	11,234,052	10,879,272

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,060,380	1,119,034
Current derivative financial instruments (Note 31)	4,588	6,882
Accrued compensation	583,979	713,933
Deferred revenue	457,056	508,267
Income taxes	156,283	156,358
Provisions (Note 13)	143,309	223,074
Current portion of long-term debt (Note 14)	80,367	534,173
Total current liabilities before clients’ funds obligations	2,485,962	3,261,721
Clients’ funds obligations	292,257	220,279
Total current liabilities	2,778,219	3,482,000
Long-term provisions (Note 13)	70,586	109,011
Long-term debt (Note 14)	2,599,336	2,332,377
Other long-term liabilities (Note 15)	308,387	434,653
Long-term derivative financial instruments (Note 31)	149,074	157,110
Deferred tax liabilities (Note 16)	155,972	155,329
Retirement benefits obligations (Note 17)	183,753	153,095
	6,245,327	6,823,575
Equity
Retained earnings	2,356,008	1,551,956
Accumulated other comprehensive income (Note 18)	228,624	121,855
Capital stock (Note 19)	2,246,197	2,240,494
Contributed surplus	157,896	141,392
	4,988,725	4,055,697
	11,234,052	10,879,272
See Notes to the Consolidated Financial Statements.

Approved by the Board	/s/ Michael E. Roach	/s/ Serge Godin
	Michael E. Roach	Serge Godin
	Director	Director

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013

Consolidated Statements of Changes in Equity
For the years ended September 30
(in thousands of Canadian dollars)

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2013	1,551,956	121,855	2,240,494	141,392	4,055,697

Net earnings	859,443	—	—	—	859,443
Other comprehensive income	—	106,769	—	—	106,769
Comprehensive income	859,443	106,769	—	—	966,212
Share-based payment costs	—	—	—	31,716	31,716
Income tax impact associated with stock options	—	—	—	3,269	3,269
Exercise of stock options (Note 19)	—	—	83,305	(18,380)	64,925
Exercise of performance share units (“PSUs”) (Note 19)	—	—	583	(583)	—
Repurchase of Class A subordinate shares (Note 19)	(55,391)	—	(56,077)	—	(111,468)
Purchase of Class A subordinate shares held in trust (Note 19)	—	—	(23,016)	—	(23,016)
Resale of Class A subordinate shares held in trust (Note 19)	—	—	908	482	1,390
Balance as at September 30, 2014	2,356,008	228,624	2,246,197	157,896	4,988,725

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2012	1,113,225	294	2,201,694	107,690	3,422,903

Net earnings	455,820	—	—	—	455,820
Other comprehensive income	—	121,561	—	—	121,561
Comprehensive income	455,820	121,561	—	—	577,381
Share-based payment costs	—	—	—	31,273	31,273
Income tax impact associated with stock options	—	—	—	15,232	15,232
Exercise of stock options (Note 19)	—	—	51,971	(12,531)	39,440
Exercise of performance share units (“PSUs”) (Note 19)	—	—	272	(272)	—
Repurchase of Class A subordinate shares (Note 19)	(17,089)	—	(5,780)	—	(22,869)
Purchase of Class A subordinate shares held in trust (Note 19)	—	—	(7,663)	—	(7,663)
Balance as at September 30, 2013	1,551,956	121,855	2,240,494	141,392	4,055,697

See Notes to the Consolidated Financial Statements.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013

Consolidated Statements of Cash Flows
For the years ended September 30
(in thousands of Canadian dollars)

	2014	2013
	$	$
Operating activities
Net earnings	859,443	455,820
Adjustments for:
Amortization and depreciation (Note 24)	444,232	435,944
Deferred income taxes (Note 16)	54,360	34,714
Foreign exchange loss (gain)	17,751	(4,938)
Share-based payment costs	31,716	31,273
Net change in non-cash working capital items (Note 27)	(232,667)	(281,556)
Cash provided by operating activities	1,174,835	671,257

Investing activities
Net change in short-term investments	73	11,843
Business acquisition	—	(5,140)
Purchase of property, plant and equipment	(181,471)	(141,965)
Proceeds from sale of property, plant and equipment	13,673	—
Additions to contract costs	(73,900)	(31,207)
Additions to intangible assets	(77,726)	(71,447)
Purchase of long-term investments	(15,059)	(10,518)
Proceeds from sale of long-term investments	6,880	6,402
Payments received from long-term receivable	6,377	8,177
Cash used in investing activities	(321,153)	(233,855)

Financing activities
Net change in unsecured committed revolving credit facility	(283,049)	(467,027)
Increase of long-term debt	1,021,918	80,333
Repayment of long-term debt	(1,047,261)	(68,057)
Settlement of derivative financial instruments (Note 31)	(37,716)	—
Purchase of Class A subordinate shares held in trust (Note 19)	(23,016)	(7,663)
Resale of Class A subordinate shares held in trust	1,390	—
Repurchase of Class A subordinate shares (Note 19)	(111,468)	(22,869)
Issuance of Class A subordinate shares	65,138	39,312
Cash used in financing activities	(414,064)	(445,971)
Effect of foreign exchange rate changes on cash and cash equivalents	(10,102)	1,665
Net increase (decrease) in cash and cash equivalents	429,516	(6,904)
Cash and cash equivalents, beginning of year	106,199	113,103
Cash and cash equivalents, end of year (Note 4)	535,715	106,199

Supplementary cash flow information (Note 27).

See Notes to the Consolidated Financial Statements.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    10

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

1.Description of business
CGI Group Inc. (the “Company”), directly or through its subsidiaries, manages information technology (“IT”) services as well as business process services (“BPS”) to help clients effectively realize their strategies and create added value. The Company’s services include the management of IT and business functions (“outsourcing”), systems integration and consulting, as well as the sale of software solutions. The Company was incorporated under Part IA of the Companies Act (Québec) predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.
2.Basis of preparation
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and the International Financial Reporting Interpretations Committee interpretations as issued by the International Accounting Standards Board (“IASB”). The accounting policies were consistently applied to all periods presented.
The Company’s consolidated financial statements for the years ended September 30, 2014 and 2013 were authorized for issue by the Board of Directors on November 12, 2014.
3.Summary of significant accounting policies
BASIS OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.
Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed or has right, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the relevant activities of the entity. Subsidiaries are fully consolidated from the date of acquisition and continue to be consolidated until the date control over the subsidiaries ceases.
BASIS OF MEASUREMENT
The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities, which have been measured at fair value as described below.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    11

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.Summary of significant accounting policies (continued)
USE OF JUDGEMENTS AND ESTIMATES
The preparation of the consolidated financial statements requires management to make judgements and estimates that affect the reported amounts of assets, liabilities, equity, the accompanying disclosures at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because the use of judgements and estimates is inherent in the financial reporting process, actual results could differ.
Significant judgements and estimates about the future and other major sources of estimation uncertainty at the end of the reporting period could have a significant risk of causing a material adjustment to the carrying amounts of the following: deferred tax assets, revenue recognition, estimated losses on revenue-generating contracts, goodwill impairment, business combinations, provisions for income tax uncertainties and litigations and claims.
The use of judgments, apart from those involving estimations, that have the most significant effect on the amounts recognized in the financial statements are:
Multiple component arrangements
Assessing whether the deliverables within an arrangement are separately identifiable components requires judgement by management. A component is considered as separately identifiable if it has value to the client on a stand-alone basis. The Company first reviews the contract clauses to evaluate if the deliverable is accepted separately by the client. Then, the Company assesses if the deliverable could have been provided by another vendor and if it would have been possible for the client to decide to not purchase the deliverable.
Deferred tax assets
Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Management judgment is required concerning uncertainties that exist with respect to the timing of future taxable income required to recognize a deferred tax asset. The Company recognizes an income tax benefit only when it is probable that the tax benefit will be realized in the future. In making this judgement, the Company assesses forecast and the availability of future tax planning strategies.
A description of estimations is included in the respective sections within the Notes to the Consolidated Financial Statements and in Note 3, “Summary of significant accounting policies”.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    12

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

3. Summary of significant accounting policies (continued)
REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE
The Company generates revenue principally through the provision of IT services and BPS as described in Note 1.
The Company provides services and products under arrangements that contain various pricing mechanisms. The Company recognizes revenue when the following criteria are met: there is clear evidence that an arrangement exists, the amount of revenue and related costs can be measured reliably, it is probable that future economic benefits will flow to the Company, the stage of completion can be measured reliably where services are delivered and the significant risks and rewards of ownership, including effective control, are transferred to clients where products are sold. Revenue is measured at the fair value of the consideration received or receivable net of discounts, volume rebates and sales related taxes.
Some of the Company’s arrangements may include client acceptance clauses. Each clause is analyzed to determine whether the earnings process is complete when the service is performed. Formal client sign-off is not always necessary to recognize revenue provided that the Company objectively demonstrates that the criteria specified in the acceptance provisions are satisfied. Some of the criteria reviewed include historical experience with similar types of arrangements, whether the acceptance provisions are specific to the client or are included in all arrangements, the length of the acceptance term and historical experience with the specific client.
Revenue from sales of third party vendor products, such as software licenses, hardware, or services is recorded gross when the Company is a principal to the transaction and is recorded net of costs when the Company is acting as an agent between the client and vendor. Factors generally considered to determine whether the Company is a principal or an agent are if the Company is the primary obligor to the client, if it adds meaningful value to the vendor’s product or service and if it assumes delivery and credit risks.
Relative selling price
The Company’s arrangements often include a mix of the services and products listed below. If an arrangement involves the provision of multiple components, the total arrangement value is allocated to each separately identifiable component based on its relative selling price. When estimating selling price of each component, the Company maximizes the use of observable prices which are established using the Company’s prices for same or similar components. When observable prices are not available, the Company estimates selling prices based on its best estimate. The best estimate of selling price is the price at which the Company would normally expect to offer the services or products and is established by considering a number of internal and external factors including, but not limited to, geographies, the Company’s pricing policies, internal costs and margins. The appropriate revenue recognition method is applied for each separately identifiable component as described below.
Outsourcing
Revenue from outsourcing and BPS arrangements is generally recognized as the services are provided at the contractually stated price, unless there is a better measure of performance or delivery.
Systems integration and consulting services
Revenue from systems integration and consulting services under time and material arrangements is recognized as the services are rendered, and revenue under cost-based arrangements is recognized as reimbursable costs are incurred.
Revenue from systems integration and consulting services under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service periods. The Company uses the labour costs or labour hours to measure the progress towards completion. This method relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs or hours. If the outcome of an arrangement cannot be estimated reliably, revenue is recognized to the extent of arrangement costs incurred that are likely to be recoverable.
Revenue from benefits-funded arrangements is recognized only to the extent that it is probable that the benefit stream associated with the transaction will generate amounts sufficient to fund the value on which revenue recognition is based.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    13

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.Summary of significant accounting policies (continued)
REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE (CONTINUED)
Software licenses
Most of the Company’s software license arrangements include other services such as implementation, customization and maintenance. For these types of arrangements, revenue from a software license is recognized upon delivery if it has been identified as a separately identifiable component. Otherwise, it is combined with the implementation and customization services and is accounted for as described in “Systems integration and consulting services” above. Revenue from maintenance services for software licenses sold and implemented is recognized ratably over the term of the maintenance period.
Work in progress and deferred revenue
Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the delivery of products or performance of services are classified as deferred revenue.
Estimated losses on revenue-generating contracts
Estimated losses on revenue-generating contracts may occur due to additional contract costs which were not foreseen at inception of the contract. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract. The estimated losses on revenue-generating contracts are recognized in the period when it is determined that a loss is probable. The expected loss is first applied to impair the related capitalized contract costs with the excess recorded in accounts payable and accrued liabilities and in other long-term liabilities. Management regularly reviews arrangement profitability and the underlying estimates.
CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of unrestricted cash and short-term investments having an initial maturity of three months or less.
FUNDS HELD FOR CLIENTS AND CLIENTS’ FUNDS OBLIGATIONS
In connection with the Company’s payroll, tax filing and claims services, the Company collects funds for payment of payroll, taxes and claims, temporarily holds such funds until payment is due, remits the funds to the clients’ employees, appropriate tax authorities or claim holders, and files federal and local tax returns and handles related regulatory correspondence and amendments. The funds held for clients include cash and long-term bonds. The Company presents the funds held for clients and related obligations separately. Funds held for clients are classified as current assets since, based upon management’s intentions, these funds are held solely for the purpose of satisfying the clients’ funds obligations, which will be repaid within one year of the consolidated balance sheets date.
Interest income earned and realized gains and losses on the disposal of bonds are recorded in revenue in the period that the income is earned, since the collecting, holding and remitting of these funds are critical components of providing these services.
PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment (“PP&E”), including those under finance leases, are recorded at cost and are depreciated over their estimated useful lives using the straight-line method.

Buildings	10 to 40 years
Leasehold improvements	Lesser of the useful life or lease term
Furniture, fixtures and equipment	3 to 20 years
Computer equipment	3 to 5 years

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    14

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.Summary of significant accounting policies (continued)
LEASES
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.
Assets held under finance leases are initially recognized in PP&E at an amount equal to the fair value of the leased assets or, if lower, the present value of minimum lease payments at the inception of the lease, and then depreciated over the economic useful life of the asset or term of the lease, whichever is shorter. The capital element of future lease payments is included in the consolidated balance sheets within long-term debt. Interest is charged to the consolidated statements of earnings so as to achieve a constant rate of interest on the remaining balance of the liability.
Lease payments under operating leases are charged to the consolidated statements of earnings on a straight-line basis over the lease term. Operating lease incentives are recognized as a reduction in the rental expense over the lease term.
CONTRACT COSTS
Contract costs are mainly incurred when acquiring or implementing long-term outsourcing contracts. Contract costs are comprised primarily of transition costs and incentives.
Transition costs
Transition costs consist of costs associated with the installation of systems and processes incurred after the award of outsourcing contracts, relocation of transitioned employees and exit from client facilities. Under BPS contracts, the costs consist primarily of costs related to activities such as the conversion of the client’s applications to the Company’s platforms. Transition costs are comprised essentially of labour costs, including compensation and related fringe benefits, as well as subcontractor costs.
Incentives
Occasionally, incentives are granted to clients upon the signing of outsourcing contracts. These incentives are granted in the form of cash payments.
Pre-contract costs
Pre-contract costs associated with acquiring or implementing long-term outsourcing contracts are expensed as incurred except where it is virtually certain that the contracts will be awarded and the costs are directly related to the acquisition of the contract. For outsourcing contracts, the Company is virtually certain that a contract will be awarded when the Company is selected by the client following a tender process but the contract has not yet been signed.
Amortization of contract costs
Contract costs are amortized as services are provided. Amortization of transition costs and pre-contract costs is included in costs of services, selling and administrative and amortization of incentives is recorded as a reduction of revenue.
Impairment of contract costs
When a contract is not expected to be profitable, the expected loss is first applied to impair the related capitalized contract costs. The excess of the expected loss over the capitalized contract costs is recorded as estimated losses on revenue-generating contracts in accounts payable and accrued liabilities and in other long-term liabilities. If at a future date the contract returns to profitability, the previously recognized impairment loss must be reversed. First the estimated losses on revenue-generating contracts must be reversed, and if there is still additional projected profitability then any capitalized contract costs that were impaired must be reversed. The reversal of the impairment loss is limited so that the carrying amount does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the contract costs in prior years.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    15

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.Summary of significant accounting policies (continued)
INTANGIBLE ASSETS
Intangible assets consist mainly of internal-use software, business solutions, software licenses and client relationships. Internal-use software, business solutions and software licenses are recorded at cost. Business solutions developed internally and marketed are capitalized when they meet specific capitalization criteria related to technical, market and financial feasibility. Internal-use software developed internally is capitalized when it meets specific capitalization criteria related to technical and financial feasibility and when the Company demonstrates its ability and intention to use it. Internal-use software, business solutions, software licenses and client relationships acquired through business combinations are initially recorded at their fair value based on the present value of expected future cash flows, which involve making estimates about the future cash flows, as well as discount rates.
Amortization of intangible assets
The Company amortizes its intangible assets using the straight-line method over the following estimated useful lives:

Internal-use software	2 to 7 years
Business solutions	2 to 10 years
Software licenses	3 to 8 years
Client relationships and other	2 to 10 years
IMPAIRMENT OF PP&E, INTANGIBLE ASSETS AND GOODWILL
Timing of impairment testing
The carrying values of PP&E, intangible assets and goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying value may be impaired. The Company assesses at each reporting date whether any such events or changes in circumstances exist. The carrying value of PP&E and intangible assets not available for use and goodwill is tested for impairment annually as at September 30.
Impairment testing
If any indication of impairment exists or when annual impairment testing for an asset is required, the Company estimates the recoverable amount of the asset or cash-generating unit (“CGU”) to which the asset relates to determine the extent of any impairment loss. The recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use (“VIU”) to the Company. The Company mainly uses the VIU. In assessing VIU, estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less costs of disposal, recent market transactions are taken into account, if available. If the recoverable amount of an asset or a CGU is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statements of earnings.
Goodwill acquired through business combinations is allocated to the CGU or group of CGUs that are expected to benefit from synergies of the related business combination. The group of CGUs that benefit from the synergies correspond to the Company’s operating segments. For goodwill impairment testing purposes, the group of CGUs that represent the lowest level within the Company at which management monitors goodwill is the operating segment level.
The recoverable amount of each segment has been determined based on the VIU calculation which includes estimates about their future financial performance based on cash flows approved by management covering a period of five years as the Company generates revenue mainly through long-term contracts. Key assumptions used in the VIU calculations are the discount rate applied and the long-term growth rate of net operating cash flows. In determining these assumptions, management has taken into consideration the current economic environment and its resulting impact on expected growth and discount rates. The cash flow projections reflect management’s expectations of the segment's operating performance and growth prospects in the operating segment’s market. The discount rate applied to an operating segment is the weighted average cost of capital (“WACC”). Management considers factors such as country risk premium, risk-free rate, size premium and cost of debt to derive the WACC. Impairment losses relating to goodwill cannot be reversed in future periods.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    16

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.Summary of significant accounting policies (continued)
IMPAIRMENT OF PP&E, INTANGIBLE ASSETS AND GOODWILL (CONTINUED)
Impairment testing (continued)
For impaired assets, other than goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the asset’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of earnings.
LONG-TERM FINANCIAL ASSETS
Long-term investments presented in long-term financial assets are comprised of bonds which are classified as long-term based on management’s intentions.
BUSINESS COMBINATIONS
The Company accounts for its business combinations using the acquisition method. Under this method the consideration transferred is measured at fair value. Acquisition-related and integration costs associated with the business combination are expensed as incurred. The Company recognizes goodwill as the excess of the cost of the acquisition over the net identifiable tangible and intangible assets acquired and liabilities assumed at their acquisition-date fair values. The fair value allocated to tangible and intangible assets acquired and liabilities assumed are based on assumptions of management. These assumptions include the future expected cash flows arising from the intangible assets identified as client relationships, business solutions, and trademarks. The preliminary goodwill recognized is composed of the future economic value associated to acquired work force and synergies with the Company’s operations which are primarily due to reduction of costs and new business opportunities. The determination of fair value involves making estimates relating to acquired intangible assets, PP&E, litigation, provision for estimated losses on revenue-generating contracts, other onerous contracts and contingency reserves. Estimates include the forecasting of future cash flows and discount rates. Subsequent changes in fair values are adjusted against the cost of acquisition if they qualify as measurement period adjustments. The measurement period is the period between the date of acquisition and the date where all significant information necessary to determine the fair values is available, not to exceed 12 months. All other subsequent changes are recognized in the consolidated statements of earnings.
EARNINGS PER SHARE
Basic earnings per share is based on the weighted average number of shares outstanding during the period. Diluted earnings per share is determined using the treasury stock method to evaluate the dilutive effect of stock options and PSUs.
RESEARCH AND SOFTWARE DEVELOPMENT COSTS
Research costs are charged to earnings in the period in which they are incurred, net of related tax credits. Software development costs are charged to earnings in the year they are incurred, net of related tax credits, unless they meet specific capitalization criteria related to technical, market and financial feasibility.
TAX CREDITS
The Company follows the income approach to account for tax credits, whereby investment tax credits are recorded when there is a reasonable assurance that the assistance will be received and that the Company will comply with all relevant conditions. Under this method, tax credits related to operating expenditures are recorded as a reduction of the related expense and recognized in the period in which the related expenditures are charged to operations. Tax credits related to capital expenditures are recorded as a reduction of the cost of the related asset. The tax credits recorded are based on management's best estimates of amounts expected to be received and are subject to audit by the taxation authorities.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    17

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.Summary of significant accounting policies (continued)
INCOME TAXES
Income taxes are accounted for using the liability method of accounting.
Current income taxes are recognized with respect to the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.
Deferred income tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for financial statement purposes and tax values of the assets and liabilities using enacted or substantively enacted tax rates that will be in effect for the year in which the differences are expected to be recovered or settled. Deferred income tax assets and liabilities are recognized in earnings, other comprehensive income or in equity based on the classification of the item to which they relate.
Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Once this assessment is made, the Company considers the analysis of forecast and future tax planning strategies. Such estimates are made based on the forecast by jurisdiction on an undiscounted basis. Management considers factors such as the number of years to include in the forecast period, the history of the taxable profits and availability of tax strategies.
The Company is subject to taxation in numerous jurisdictions and there are transactions and calculations for which the ultimate tax determination is uncertain. When a tax position is uncertain, the Company recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or that the income tax liability is no longer probable. The provision for uncertain tax positions is made using the best estimate of the amount expected to be paid based on qualitative assessment of all relevant factors.
PROVISIONS
Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The Company’s provisions consist of liabilities for leases of premises that the Company has vacated, litigation and claim provisions arising in the ordinary course of business and decommissioning liabilities for operating leases of office buildings. The Company also records restructuring provisions mainly related to business acquisitions.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Provisions are discounted using a current pre-tax rate when the impact of the time value of money is material. The increase in the provision due to the passage of time is recognized as finance cost.
The Company accrues provisions for onerous leases which consist of estimated costs associated with vacated premises. The provisions reflect the present value of lease payments in excess of the expected sublease proceeds on the remaining term of the lease.
The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome.
Decommissioning liabilities pertain to operating leases of office buildings where certain arrangements require premises to be returned to their original state at the end of the lease term. The provision is determined using the present value of the estimated future cash outflows.
Restructuring provisions, consisting of severances, are recognized when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs, an appropriate timeline and has been communicated.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    18

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.Summary of significant accounting policies (continued)
TRANSLATION OF FOREIGN CURRENCIES
The Company’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Functional currency is the currency of the primary economic environment in which the entity operates.
Foreign currency transactions and balances
Revenue, expenses and non-monetary assets and liabilities denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet date. Unrealized and realized translation gains and losses are reflected in the consolidated statements of earnings.
Foreign operations
For foreign operations that have functional currencies different from the Company, assets and liabilities denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses on translating financial statements of foreign operations are reported in other comprehensive income.
For foreign operations with the same functional currency as the Company, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average exchange rates for the period. Translation exchange gains or losses of such operations are reflected in the consolidated statements of earnings.
SHARE-BASED PAYMENTS
Equity-settled plans
The Company operates equity-settled stock option and PSU plans under which the Company receives services from employees and others as consideration for equity instruments.
The fair value of those share-based payments is established on the grant date using the Black-Scholes option pricing model for the stock options and the closing price of Class A subordinate shares of the Company on the Toronto Stock Exchange (“TSX”) for the PSUs. The number of stock options and PSUs expected to vest are estimated on the grant date and subsequently revised on each reporting date. For stock options, the estimation of fair value requires making assumptions for the most appropriate inputs to the valuation model including the expected life of the option and expected stock price volatility. The fair values, adjusted for expectations related to performance conditions and for expected forfeitures, are recognized as share-based payment costs in earnings with a corresponding credit to contributed surplus on a graded-vesting basis over the vesting period.
When stock options are exercised, any consideration paid is credited to capital stock and the recorded fair value of the stock option is removed from contributed surplus and credited to capital stock. When PSUs are exercised, the recorded fair value of PSUs is removed from contributed surplus and credited to capital stock.
Share purchase plan
The Company operates a share purchase plan for eligible employees. Under this plan, the Company matches the contributions made by employees up to a maximum percentage of the employee's salary. The Company contributions to the plan are recognized in salaries and other member costs within cost of services, selling and administrative.
Cash-settled deferred share units
The Company operates a deferred share unit (“DSU”) plan to compensate the members of the Board of Directors.
The Company measures the compensation granted at the fair value of the liability. The fair value of the liability is established by dividing the total fee payable by the closing price of Class A subordinate shares of the Company on the TSX on the day immediately preceding the fee payment date. Until the liability is settled, the Company remeasures the fair value of the liability at each reporting date using the market value of the shares issued. The DSU liability is presented in accrued compensation and fluctuations in fair value are recognized in salaries and other member costs within cost of services, selling and administrative.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    19

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.Summary of significant accounting policies (continued)
FINANCIAL INSTRUMENTS
All financial instruments are initially measured at their fair values. Subsequently, financial assets classified as loans and receivables and financial liabilities classified as other liabilities are measured at their amortized cost using the effective interest rate method. Financial assets and liabilities classified as fair value through earnings (“FVTE”) and classified as available for sale are measured subsequently at their fair values.
Financial instruments may be designated on initial recognition as FVTE if any of the following criteria are met: i) the financial instrument contains one or more embedded derivatives that otherwise would have to be accounted for separately; ii) the designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring the financial asset or liability or recognizing the gains and losses on them on a different basis; or iii) the financial asset and financial liability are part of a group of financial assets or liabilities that is managed and its performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. Gains and losses related to periodic revaluations of financial assets and liabilities designated as FVTE are recorded in the consolidated statements of earnings.
The unrealized gains and losses, net of applicable income taxes, on available for sale assets are reported in other comprehensive income. Interest income earned and realized gains and losses on the sale of available for sale assets are recorded in the consolidated statements of earnings.
Transaction costs are comprised primarily of legal, accounting and other costs directly attributable to the issuance of the respective financial assets and liabilities. Transaction costs are capitalized to the cost of financial assets and liabilities classified as other than FVTE.
Financial assets are derecognized if the contractual rights to the cash flows from the financial asset expire or the asset is transferred and the transfer qualifies for derecognition. The transfer qualifies for derecognition if substantially all the risks and rewards of ownership of the financial asset are transferred.
The Company has made the following classifications:
FVTE
Cash and cash equivalents and derivative financial instruments (unless they qualify for hedge accounting, refer to “Derivative Financial Instruments and Hedging Transactions”). In addition, deferred compensation plan assets were designated by management as FVTE upon initial recognition as this reflected management’s investment strategy.
Loans and receivables
Trade accounts receivable, cash included in funds held for clients and long-term receivables.
Available for sale
Long-term bonds included in funds held for clients and in long-term investments.
Other liabilities
Accounts payable and accrued liabilities, accrued compensation, long-term debt and clients’ funds obligations.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    20

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.Summary of significant accounting policies (continued)
FINANCIAL INSTRUMENTS (CONTINUED)
Fair value hierarchy
Fair value measurements recognized in the balance sheet are categorized in accordance with the following levels:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and
Level 3: inputs for the asset or liability that are not based on observable market data.
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS
The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign currency exchange risks.
Derivative financial instruments are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting date. The resulting gain or loss is recognized in the consolidated statements of earnings unless the derivative is designated and is effective as a hedging instrument, in which event the timing of the recognition in the consolidated statements of earnings depends on the nature of the hedge relationship.
At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.
The cash flows of the hedging transactions are classified in the same manner as the cash flows of the position being hedged.
NET INVESTMENT HEDGES
Hedges on net investments in foreign operations
The Company uses cross-currency swaps and foreign currency denominated long-term debt to hedge portions of the Company’s net investments in its U.S. and European operations. Foreign exchange translation gains or losses on the net investments and the effective portions of gains or losses on instruments hedging the net investments are recorded in other comprehensive income. To the extent that the hedge is ineffective, such differences are recognized in consolidated statements of earnings. When the hedged net investment is disposed of, the relevant amount in other comprehensive income is transferred to earnings as part of the gain or loss on disposal.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    21

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.Summary of significant accounting policies (continued)
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS (CONTINUED)
CASH FLOW HEDGES
Cash flow hedges on future revenue
The Company has entered into various foreign currency forward contracts to hedge the variability in the foreign currency exchange rates.
Cash flow hedge on unsecured committed term loan credit facility
The Company has entered into interest rate swaps to hedge the cash flow exposure of the issued variable rate unsecured committed term loan credit facility. Under the interest rate swaps, the Company receives a variable rate of interest and pays interest at a fixed rate on the notional amount.
The above hedges were documented as cash flow hedges and no component of the derivative contracts’ fair value are excluded from the assessment and measurement of hedge effectiveness. The effective portion of the change in fair value of the derivative financial instruments is recognized in other comprehensive income and the ineffective portion, if any, in the consolidated statements of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income into the consolidated statements of earnings when the hedged element is recognized in the consolidated statements of earnings.
FAIR VALUE HEDGES
Fair value hedges on Senior U.S. unsecured notes
The Company entered into interest rate swaps to hedge the fair value exposure of the issued fixed rate Senior U.S. unsecured notes. Under the interest rate swaps, the Company receives a fixed rate of interest and pays interest at a variable rate on the notional amount.
The changes in the fair value of the interest rate swaps are recognized in the consolidated statements of earnings as finance costs. The changes in the fair value of the hedged items attributable to the risk hedged is recorded as part of the carrying value of the Senior U.S. unsecured notes and are also recognized in the consolidated statements of earnings as finance costs. If the hedged items are derecognized, the unamortized fair value is recognized immediately in the consolidated statements of earnings.
Derivative financial instruments used as hedging items are recorded at fair value in the consolidated balance sheets under current derivative financial instruments, long-term financial assets or long-term derivative financial instruments. Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine the fair values of the derivative financial instruments.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    22

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.Summary of significant accounting policies (continued)
EMPLOYEE BENEFITS
The Company operates post-employment benefit plans of both a defined contribution and defined benefit nature.
The cost of defined contribution plans is charged to the consolidated statements of earnings on the basis of contributions payable by the Company during the year.
For defined benefits plans, the defined benefit obligations are calculated by independent actuaries using the projected unit credit method. The retirement benefits obligations in the consolidated balance sheets represent the present value of the defined benefit obligation as reduced by the fair value of plan assets. The retirement benefits assets are recognized to the extent that the Company can benefit from refunds or a reduction in future contributions. Retirement benefit plans that are funded by the payment of insurance premiums are treated as defined contribution plans unless the Company has an obligation either to pay the benefits directly when they fall due or to pay further amounts if assets accumulated with the insurer do not cover all future employee benefits. In such circumstances, the plan is treated as a defined benefit plan.
Insurance policies are treated as plan assets of a defined benefit plan if the proceeds of the policy:

-	Can only be used to fund employee benefits;

-	Are not available to the Company’s creditors; and

-	Either cannot be paid to the Company unless the proceeds represent surplus assets not needed to meet all the benefit obligations or are a reimbursement for benefits already paid by the Company.
Insurance policies that do not meet the above criteria are treated as non-current investments and are held at fair value as long-term financial assets in the consolidated balance sheets.
The actuarial valuations used to determine the cost of defined benefit pension plans and their present value involve making assumptions about discount rates, future salary and pension increases, inflation rates and mortality. Any changes in these assumptions will impact the carrying amount of pension obligations. In determining the appropriate discount rate management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.
The current service cost is recognized in the consolidated statements of earnings as an employee benefit expense. The net interest cost calculated by applying the discount rate to the net defined benefit liability or asset is recognized as net finance cost or income. When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in the consolidated statements of earnings. The gains or losses on the settlement of a defined benefit plan are recognized when the settlement occurs.
Remeasurements include actuarial gains and losses, changes in the effect of the asset ceiling and the return on plan assets, excluding the amount included in net interest on the net defined liability or assets. Remeasurements are charged or credited to other comprehensive income in the period in which they arise.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    23

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.Summary of significant accounting policies (continued)

A)	NEW STANDARDS AND AMENDMENTS ADOPTED
The following new and amended standards have been adopted by the Company effective October 1, 2013:
IFRS 10 - Consolidated Financial Statements
The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. The adoption of IFRS 10 did not result in any significant impact on the Company’s consolidated financial statements.
IFRS 12 - Disclosure of Interests in Other Entities
The new standard provides guidance on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and structured entities. The standard requires disclosure of the nature and risks associated with the Company’s interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. The adoption of IFRS 12 did not result in any significant impact on the Company’s consolidated financial statements.
IFRS 13 - Fair Value Measurement
The new standard provides guidance for fair value measurements by providing a definition of fair value and a single source of fair value measurement and disclosure requirements. IFRS 13 applies when other IFRS standards require or permit fair value measurements. The adoption of IFRS 13 did not result in any significant impact on the Company’s consolidated financial statements other than to give rise to additional disclosures.
IAS 1 - Presentation of Financial Statements
The amendment requires grouping together items within the statement of comprehensive income that may be reclassified to the statement of earnings. As a result, the Company has grouped items within its consolidated statements of comprehensive income and accumulated other comprehensive income by items that will and will not be reclassified subsequently to the consolidated statements of earnings.
IAS 19 - Employee Benefits
Two amendments of IAS 19 have been adopted by the Company.
The first amendment requires to adjust the calculation of the financing cost component of defined benefit plans and to enhance disclosure requirements. As a result, the Company calculated a net interest expense or income on the net defined benefit liability or asset. The net interest on the defined benefit liability or asset replaces the interest cost on the defined benefit obligation and the expected return on plan assets. The adoption of IAS 19 did not result in any significant impact on the Company’s consolidated financial statements, other than to give rise to additional disclosures.
The second amendment permits the recognition of certain contributions from employees as a reduction of the service cost in the period in which the related service is rendered. The amendment applies to contributions from employees set out in the formal terms of the plan, linked to service and independent of the number of years of service. The Company has early adopted the amendment of IAS 19 which is effective on or after July 1, 2014. The amendment did not result in any significant impact on the Company’s consolidated financial statements.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    24

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.Summary of significant accounting policies (continued)

B)	FUTURE ACCOUNTING STANDARD CHANGES
The following standards have been issued but are not yet effective:
IFRS 15 - Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”, to specify how and when to recognize revenue as well as requiring the provision of more informative and relevant disclosures. IFRS 15 supersedes IAS 18, “Revenue”, IAS 11, “Construction Contracts”, and other revenue related interpretations. The standard will be effective on October 1, 2017 for the Company with earlier adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
IFRS 9 - Financial Instruments
In July 2014, the IASB amended IFRS 9, “Financial Instruments”, to bring together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The standard supersedes all previous versions of IFRS 9 and will be effective on October 1, 2018 for the Company with earlier application permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    25

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

4.Cash and cash equivalents

	As at September 30, 2014	As at September 30, 2013
	$	$
Cash	265,715	105,677
Cash equivalents	270,000	522
	535,715	106,199

5.Accounts receivable

	As at September 30, 2014	As at September 30, 2013
	$	$
Trade	873,466	1,018,990
Other[1]	162,602	186,635
	1,036,068	1,205,625

[1]
Other accounts receivable include refundable tax credits on salaries related to the Québec Development of E-Business program, research and development tax credits and other job and economic growth creation programs available. The tax credits represent approximately $113,511,000 and $110,615,000 of other accounts receivable in 2014 and 2013, respectively.

The fiscal measures under the Québec Development of E-Business program enable corporations with an establishment in the province of Québec that carry out eligible activities in the technology sector to obtain a refundable tax credit equal to 30% of eligible salaries, up to a maximum of $20,000 per year per eligible employee until December 31, 2015. For all eligible salaries incurred after June 4, 2014, the refundable tax credit was reduced to 24% and the maximum of $20,000 per year was maintained until December 31, 2025.

6.Funds held for clients

	As at September 30, 2014	As at September 30, 2013
	$	$
Cash	97,577	34,653
Long-term bonds	198,177	187,816
	295,754	222,469

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    26

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

7.Property, plant and equipment

	Land and buildings	Leasehold improvements	Furniture, fixtures and equipment	Computer equipment	Total
	$	$	$	$	$
Cost
As at September 30, 2013	62,077	193,221	140,970	485,736	882,004
Additions/transfers	8,962	10,630	19,926	155,939	195,457
Disposals/transfers	—	(6,932)	(38,420)	(34,984)	(80,336)
Foreign currency translation adjustment	1,318	8,323	8,757	16,141	34,539
As at September 30, 2014	72,357	205,242	131,233	622,832	1,031,664
Accumulated depreciation
As at September 30, 2013	6,670	99,015	56,272	244,904	406,861
Depreciation expense (Note 24)	3,275	29,669	26,811	127,131	186,886
Disposals/transfers	—	(6,920)	(35,105)	(24,077)	(66,102)
Foreign currency translation adjustment	197	3,617	5,626	7,699	17,139
As at September 30, 2014	10,142	125,381	53,604	355,657	544,784
Net carrying amount as at September 30, 2014	62,215	79,861	77,629	267,175	486,880
	Land and buildings	Leasehold improvements	Furniture, fixtures and equipment	Computer equipment	Total
	$	$	$	$	$
Cost
As at September 30, 2012	56,638	182,553	134,071	413,613	786,875
Additions/transfers	4,038	16,197	18,570	121,060	159,865
Disposals/transfers	—	(8,276)	(13,941)	(60,767)	(82,984)
Foreign currency translation adjustment	1,401	2,747	2,270	11,830	18,248
As at September 30, 2013	62,077	193,221	140,970	485,736	882,004
Accumulated depreciation
As at September 30, 2012	5,240	76,431	40,992	182,732	305,395
Depreciation expense (Note 24)	1,467	28,299	27,788	118,133	175,687
Disposals/transfers	—	(6,393)	(12,730)	(58,871)	(77,994)
Foreign currency translation adjustment	(37)	678	222	2,910	3,773
As at September 30, 2013	6,670	99,015	56,272	244,904	406,861
Net carrying amount as at September 30, 2013	55,407	94,206	84,698	240,832	475,143

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    27

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

7.	Property, plant and equipment (continued)
Property, plant and equipment include the following assets acquired under finance leases:

	As at September 30, 2014			As at September 30, 2013
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
	$	$	$	$	$	$
Furniture, fixtures and equipment	15,522	8,744	6,778	15,762	7,218	8,544
Computer equipment	93,375	61,783	31,592	105,112	66,117	38,995
	108,897	70,527	38,370	120,874	73,335	47,539

8.Contract costs

	As at September 30, 2014			As at September 30, 2013
	Cost	Accumulated amortization	Net carrying amount	Cost	Accumulated amortization	Net carrying amount
	$	$	$	$	$	$
Transition costs	356,704	209,186	147,518	291,305	165,705	125,600
Incentives	101,291	92,269	9,022	103,058	88,186	14,872
	457,995	301,455	156,540	394,363	253,891	140,472

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    28

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

9.Intangible assets

	Internal-use software acquired	Internal-use software internally developed	Business solutions acquired	Business solutions internally developed	Software licenses	Client relationships and other	Total
	$	$	$	$	$	$	$
Cost
As at September 30, 2013	105,002	45,371	123,850	260,072	130,448	862,004	1,526,747
Additions/transfers	4,226	6,499	114	34,759	41,790	—	87,388
Disposals/transfers	(12,170)	(1,307)	(603)	(1,984)	(12,449)	—	(28,513)
Foreign currency translation adjustment	5,628	173	3,354	17,639	4,672	34,355	65,821
As at September 30, 2014	102,686	50,736	126,715	310,486	164,461	896,359	1,651,443
Accumulated amortization
As at September 30, 2013	63,211	40,184	84,644	164,963	82,885	382,695	818,582
Amortization expense (Note 24)	14,264	2,996	12,568	21,467	26,874	114,523	192,692
Disposals/transfers	(12,170)	(1,118)	(121)	(1,980)	(12,197)	—	(27,586)
Foreign currency translation adjustment	4,142	81	2,687	10,635	3,358	16,778	37,681
As at September 30, 2014	69,447	42,143	99,778	195,085	100,920	513,996	1,021,369
Net carrying amount as at September 30, 2014	33,239	8,593	26,937	115,401	63,541	382,363	630,074

	Internal-use software acquired	Internal-use software internally developed	Business solutions acquired	Business solutions internally developed	Software licenses	Client relationships and other	Total
	$	$	$	$	$	$	$
Cost
As at September 30, 2012	87,282	43,237	118,094	233,261	175,932	819,596	1,477,402
Additions/transfers	20,898	2,134	4,826	23,781	27,008	—	78,647
Disposals/transfers	(5,824)	—	(237)	(4,404)	(74,329)	(1,382)	(86,176)
Foreign currency translation adjustment	2,646	—	1,167	7,434	1,837	43,790	56,874
As at September 30, 2013	105,002	45,371	123,850	260,072	130,448	862,004	1,526,747
Accumulated amortization
As at September 30, 2012	42,117	36,100	72,977	147,340	132,629	258,460	689,623
Amortization expense (Note 24)	25,134	4,084	11,097	18,205	20,956	114,505	193,981
Disposals/transfers	(5,608)	—	(493)	(4,396)	(72,241)	(1,382)	(84,120)
Foreign currency translation adjustment	1,568	—	1,063	3,814	1,541	11,112	19,098
As at September 30, 2013	63,211	40,184	84,644	164,963	82,885	382,695	818,582
Net carrying amount as at September 30, 2013	41,791	5,187	39,206	95,109	47,563	479,309	708,165

All intangible assets are subject to amortization.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    29

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

10.Other long-term assets

	As at September 30, 2014	As at September 30, 2013
	$	$
Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights (Note 17)	22,415	20,856
Retirement benefits assets (Note 17)	8,737	9,175
Deferred financing fees	4,474	3,856
Long-term maintenance agreements	15,004	6,653
Deposits	11,773	9,960
Other	11,755	7,929
	74,158	58,429

11.Long-term financial assets

	As at September 30, 2014	As at September 30, 2013
	$	$
Deferred compensation plan assets (Note 31)	31,151	24,752
Long-term investments	30,689	20,333
Long-term receivables	7,403	4,289
Derivative financial assets (Note 31)	14,834	2,518
	84,077	51,892

12.Goodwill
The Company completed the annual impairment test as at September 30, 2014 and did not identify any impairment.
The variations in goodwill were as follows:

	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	Total
	$	$	$	$	$	$	$	$
As at September 30, 2013	1,370,399	1,274,667	1,111,702	805,891	827,291	715,011	288,829	6,393,790
Foreign currency translation adjustment	121,513	(1,844)	—	14,328	64,599	7,985	10,952	217,533
As at September 30, 2014	1,491,912	1,272,823	1,111,702	820,219	891,890	722,996	299,781	6,611,323

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    30

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

12.	Goodwill (continued)
Key assumptions in goodwill impairment testing
The key assumptions for the CGUs are disclosed in the following table:

As at September 30, 2014	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific
	%	%	%	%	%	%	%
Assumptions
Pre-tax WACC	11.2	12.2	9.0	10.6	10.2	10.6	21.7
Long-term growth rate of net operating cash flows[1]	2.0	1.9	2.0	1.9	1.8	1.6	2.0

As at September 30, 2013	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific
	%	%	%	%	%	%	%
Assumptions
Pre-tax WACC	10.0	12.5	7.6	10.8	10.7	10.5	20.1
Long-term growth rate of net operating cash flows[1]	2.0	2.0	2.0	2.0	2.0	2.0	2.0
1 The long-term growth rate is based on published industry research.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    31

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

13.Provisions

	Onerous leases[1]	Litigations and claims[2]	Decommissioning liabilities[3]	Restructuring[4]	Total
	$	$	$	$	$
As at September 30, 2013	94,022	65,418	54,256	118,389	332,085
Additional provisions	14,118	3,351	1,770	100,354	119,593
Utilized amounts	(44,174)	(14,133)	(1,560)	(122,130)	(181,997)
Reversals of unused amounts	(24,275)	(24,984)	(12,574)	(6,081)	(67,914)
Discount rate adjustment and imputed interest	605	—	525	—	1,130
Foreign currency translation adjustment	5,353	1,941	2,364	1,340	10,998
As at September 30, 2014	45,649	31,593	44,781	91,872	213,895
Current portion	17,203	31,593	8,542	85,971	143,309
Non-current portion	28,446	—	36,239	5,901	70,586

	Onerous leases[1]	Litigations and claims[2]	Decommissioning liabilities[3]	Restructuring[4]	Total
	$	$	$	$	$
As at September 30, 2012	88,670	91,669	53,366	143,120	376,825
Additional provisions	36,687	—	1,722	249,799	288,208
Utilized amounts	(34,490)	(31,332)	(2,375)	(284,106)	(352,303)
Reversals of unused amounts	(1,683)	—	(1,958)	—	(3,641)
Discount rate adjustment and imputed interest	646	—	572	—	1,218
Foreign currency translation adjustment	4,192	5,081	2,929	9,576	21,778
As at September 30, 2013	94,022	65,418	54,256	118,389	332,085
Current portion	41,668	65,418	7,735	108,253	223,074
Non-current portion	52,354	—	46,521	10,136	109,011

[1]
As at September 30, 2014, the timing of cash outflows relating to these provisions ranges between one and nine years (one and ten years as at September 30, 2013) and was discounted at a weighted average rate of 1.35% (1.15% as at September 30, 2013). For the year ended September 30, 2014, a net amount of $1,503,000 of integration costs ($31,899,000 for the year ended September 30, 2013) was accounted for in the provision for onerous leases (Note 26b). The reversals of unused amounts are mostly due to the sublease in the period of previously vacated premises, as well as favorable lease terminations.

[2]
As at September 30, 2014, litigations and claims include provisions related to tax exposure (other than those related to income tax), contractual disputes, employee claims and other of $15,661,000, $7,433,000 and $8,499,000, respectively (as at September 30, 2013, $34,409,000, $15,434,000 and $15,575,000, respectively). The reversals of unused amounts are mostly due to the favorable settlement of tax exposures and contractual disputes.

[3]
As at September 30, 2014, the decommissioning liability was based on the expected cash flows of $45,834,000 ($56,454,000 as at September 30, 2013) and was discounted at a weighted average rate of 0.94% (0.93% as at September 30, 2013). The timing of the settlement of these obligations ranges between one and nine years as at September 30, 2014 (one and ten years as at September 30, 2013).

[4]
For the year ended September 30, 2014, a net amount of $94,273,000 of integration costs ($249,799,000 for the year ended September 30, 2013) was accounted for in the provision for restructuring (Note 26b).

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    32

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

14.Long-term debt

	As at September 30, 2014	As at September 30, 2013
	$	$
Senior U.S. unsecured notes repayable by tranches of $95,277 (U.S.$85,000) in 2016, $156,926 (U.S.$140,000) in 2018 and $280,225 (U.S.$250,000) in 2021[1]	522,220	475,787
Senior unsecured notes repayable by tranches of $44,836 (U.S.$40,000) in 2019, $61,650 (U.S.$55,000) in 2021, $336,270 (U.S.$300,000) in 2024, $392,315 (U.S.$350,000) in 7 yearly payments of U.S.$50,000 from 2018 to 2024 and $120,326, (€85,000) in 2021[2]	954,317	—
Unsecured committed revolving credit facility[3]	—	254,818
Unsecured committed term loan credit facility[4]	1,001,752	1,974,490
Obligations repayable in blended monthly installments maturing at various dates until 2019, bearing a weighted average interest rate of 3.01% (3.27% in 2013)	117,680	79,446
Obligations under finance leases repayable in blended monthly installments maturing at various dates until 2019, bearing a weighted average interest rate of 3.66% (3.46% in 2013)	61,698	67,928
Other long-term debt	22,036	14,081
	2,679,703	2,866,550
Current portion	80,367	534,173
	2,599,336	2,332,377

[1]
As at September 30, 2014, an amount of $532,428,000 was drawn, less fair value adjustments relating to interest rate swaps designated as fair value hedges and financing fees for a total of $10,208,000. The private placement financing with U.S. institutional investors is comprised of three tranches of Senior U.S. unsecured notes, with a weighted average maturity of 5.4 years and a weighted average interest rate of 4.57%. The Senior U.S. unsecured notes contain covenants that require the Company to maintain certain financial ratios (Note 32). As at September 30, 2014, the Company was in compliance with these covenants.

[2]
During the year ended September 30, 2014, the Company signed a private placement financing. As at September 30, 2014, an amount of $955,397,000 was drawn, less financing fees of $1,080,000. The private placement is comprised of four tranches of Senior U.S. unsecured notes and one tranche of Senior euro unsecured note, with a weighted average maturity of 7.9 years and a weighted average interest rate of 3.62%. The Senior unsecured notes contain covenants that require the Company to maintain certain financial ratios (Note 32). As at September 30, 2014, the Company was in compliance with these covenants.

3 In the first quarter of 2014, the unsecured committed revolving credit facility of $1,500,000,000 was extended by one year to December 2017. On July 25, 2014, the facility was further extended by another year to December 2018 and can be further extended annually. All other terms and conditions including interest rates and banking covenants remain unchanged.
Under the four-year unsecured committed revolving credit facility, amounts can be drawn at banker's acceptance, LIBOR or Canadian prime; plus a variable margin that is determined based on the Company's leverage ratio. As at September 30, 2014, no amount was drawn upon this facility. Also, an amount of $36,720,000 has been committed against this facility to cover various letters of credit issued for clients and other parties. The revolving credit facility contains covenants that require the Company to maintain certain financial ratios (Note 32). As at September 30, 2014, the Company was in compliance with these covenants.

[4]
As at September 30, 2014, an amount of $1,005,332,000 was drawn, less financing fees of $3,580,000. The term loan credit expires on May 2016. The term loan credit facility bears interest at Bankers’ acceptance, LIBOR or to a lesser extent, Canadian prime; plus a variable margin that is determined based on the Company’s leverage ratio. As at September 30, 2014, the margin paid was 1.5% for LIBOR and Banker’s acceptance and 0.50% for the Canadian prime portion. The term loan credit facility contains covenants that require the Company to maintain certain financial ratios (Note 32). As at September 30, 2014, the Company was in compliance with these covenants.

During the year ended September 30, 2014, the Company repaid in advance, without penalty, the May 2014 and the May 2015 maturing tranches of the unsecured committed term loan credit facility for a total amount of $486,745,000 and $494,712,000, respectively. Following these repayments, the Company settled related floating-to-fixed interest rate swaps with notional amounts of $450,000,000 and $300,000,000 and related floating-to-floating cross currency swap with a notional amount of $184,900,000 (Note 31).

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    33

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

14.Long-term debt (continued)
Principal repayments on long-term debt, excluding fair value hedges and financing fees, over the forthcoming years are as follows:

$
Less than one year	48,048
Between one and two years	1,043,394
Between two and five years	456,274
Beyond five years	1,085,157
Total principal payments on long-term debt	2,632,873

Minimum finance lease payments are as follows:	Principal	Interest	Payment
	$	$	$
Less than one year	32,319	1,494	33,813
Between one and two years	20,477	846	21,323
Between two and five years	8,902	359	9,261
Beyond five years	—	—	—
Total minimum finance lease payments	61,698	2,699	64,397

15.Other long-term liabilities

	As at September 30, 2014	As at September 30, 2013
	$	$
Deferred revenue	151,989	225,482
Estimated losses on revenue-generating contracts[1]	42,804	78,390
Deferred compensation plan liabilities (Note 17)	31,633	25,253
Deferred rent	67,169	85,858
Other	14,792	19,670
	308,387	434,653

[1]
The current portion of estimated losses on revenue-generating contracts included in accounts payable and accrued liabilities is $84,747,000 as at September 30, 2014 ($138,700,000 at September 30, 2013).

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    34

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Income taxes

	Year ended September 30
	2014	2013
	$	$
Current income tax expense
Current income tax expense in respect of the current year	250,403	157,822
Adjustments recognized in the current year in relation to the income tax expense of prior years	(33,956)	(20,734)
Total current income tax expense	216,447	137,088
Deferred income tax expense
Deferred income tax expense relating to the origination and reversal of temporary differences	60,488	36,253
Deferred income tax expense relating to changes in tax rates	(1,520)	27,708
Adjustments recognized in the current year in relation to the deferred income tax expense of prior years	23,948	(818)
Recognition of previously unrecognized temporary differences	(28,556)	(28,429)
Total deferred income tax expense	54,360	34,714
Total income tax expense	270,807	171,802

The Company’s effective income tax rate on income from continuing operations differs from the combined Federal and Provincial Canadian statutory tax rate as follows:

	Year ended September 30
	2014	2013
	%	%
Company's statutory tax rate	26.9	26.9
Effect of foreign tax rate differences	(0.3)	(1.5)
Final determination from agreements with tax authorities and expirations of statutes of limitations	(0.9)	(3.4)
Non-deductible and tax exempt items	0.2	1.0
Recognition of previously unrecognized temporary differences	(2.5)	(4.5)
Effect of integration-related costs	(0.1)	2.9
Minimum income tax charge	0.8	1.6
Impact on future tax assets and liabilities resulting from tax rate changes	(0.1)	4.4
Effective income tax rate	24.0	27.4

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    35

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.Income taxes (continued)
The continuity of deferred income tax balances is as follows:

	As at September 30, 2013	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2014
		$	$	$	$	$
Accounts payable, accrued liabilities and other long-term liabilities	69,497	6,685	—	—	3,789	79,971
Tax benefits on losses carried forward	300,536	(44,065)	—	—	12,663	269,134
Accrued compensation	68,908	(5,356)	—	(9,542)	3,396	57,406
Retirement benefits obligations	21,958	726	12,940	—	(309)	35,315
Allowance for doubtful accounts	5,274	(1,445)	—	—	(2)	3,827
PP&E, contract costs, intangible assets and other long-term assets	(150,418)	(2,432)	—	—	(7,742)	(160,592)
Work in progress	(43,217)	(9,762)	—	—	(3,089)	(56,068)
Goodwill	(41,326)	(2,798)	—	—	(2,633)	(46,757)
Refundable tax credits on salaries	(21,821)	3,855	—	—	—	(17,966)
Cash flow hedges	4,173	(1,424)	(5,247)	—	81	(2,417)
Other liabilities	(676)	1,656	2,182	—	2,429	5,591
Deferred income taxes, net	212,888	(54,360)	9,875	(9,542)	8,583	167,444

	As at September 30, 2012	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2013
	$	$	$	$	$	$
Accounts payable, accrued liabilities and other long-term liabilities	96,992	(27,724)	—	—	229	69,497
Tax benefits on losses carried forward	289,323	(10,920)	—	—	22,133	300,536
Accrued compensation	38,518	12,992	—	15,232	2,166	68,908
Retirement benefits obligations	17,448	(2,750)	7,749	—	(489)	21,958
Allowance for doubtful accounts	2,046	3,228	—	—	—	5,274
PP&E, contract costs, intangible assets and other long-term assets	(162,950)	17,932	—	—	(5,400)	(150,418)
Work in progress	(25,382)	(17,107)	—	—	(728)	(43,217)
Goodwill	(35,244)	(4,644)	—	—	(1,438)	(41,326)
Refundable tax credits on salaries	(17,783)	(4,038)	—	—	—	(21,821)
Cash flow hedges	4,379	(696)	(217)	—	707	4,173
Other liabilities	(6,110)	(987)	4,479	—	1,942	(676)
Deferred income taxes, net	201,237	(34,714)	12,011	15,232	19,122	212,888

The deferred income taxes are presented as follows in the consolidated balance sheets:

	As at September 30, 2014	As at September 30, 2013
	$	$
Deferred tax assets	323,416	368,217
Deferred tax liabilities	(155,972)	(155,329)
Deferred income taxes, net	167,444	212,888

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    36

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.Income taxes (continued)
As at September 30, 2014, the Company had $1,718,494,000 ($1,920,600,000 as at September 30, 2013) in tax losses carried forward and other temporary differences, of which $152,700,000 ($231,199,000 as at September 30, 2013) expire at various dates up to 2032 and $1,565,794,000 ($1,689,401,000 as at September 30, 2013) have no expiry dates. The Company recognized a deferred tax asset of $413,134,000 ($460,800,000 as at September 30, 2013) on the losses carried forward and other temporary differences and recognized a valuation allowance of $144,000,000 ($160,264,000 as at September 30, 2013). The resulting net deferred tax asset of $269,134,000 ($300,536,000 as at September 30, 2013) is the amount that is more likely than not to be realized, based on deferred tax liabilities reversal and future taxable profits.
As at September 30, 2014, the Company has not recorded deferred tax liabilities on undistributed earnings of its foreign subsidiaries when they are considered indefinitely reinvested, unless it is probable that these temporary differences will reverse. Upon distribution of these earnings in the form of dividends or otherwise, the Company may be subject to taxes. The temporary differences associated with investments in subsidiaries for which a deferred tax liability has not been recognized amount to $1,434,101,000 ($934,176,000 as at September 30, 2013).
The cash and cash equivalents held by foreign subsidiaries were $356,147,000 as at September 30, 2014 ($16,400,000 as at September 30, 2013). The tax implications and impact on the Company’s liquidities related to its repatriation will not affect the Company’s liquidity.
17.Employee benefits
The Company operates various post-employment plans, including defined benefit and defined contribution pension plans as well as other benefit plans for its employees.
DEFINED BENEFIT PLANS
The Company operates defined benefit pension plans primarily for the benefit of employees in U.K., Germany, France, with smaller plans in other countries. The benefits are based on pensionable salary and years of service. U.K. and Germany plans are funded with the assets held in separate funds. The plan in France is unfunded.
The defined benefit plans expose the Company to interest risk, inflation risk, longevity risk, currency risk and market investment risk.
The following description focuses mainly on plans registered in U.K., Germany and France.
U.K.
In U.K., the Company has three defined benefit pension plans, CMG U.K. Pension Scheme, Logica U.K. Pension & Life Assurance Scheme and Logica Defined Benefit Pension Plan.
The CMG U.K. Pension scheme is closed to new members and for accrual. The Logica U.K. Pension & Life Assurance Scheme is still open but only for employees who come from the civil service with protected pensions. Logica Defined Benefit Pension Plan was created to mirror the Electricity Industry pension scheme and was created for employees that worked for National Grid and Welsh Water with protected benefits.
Both the Logica U.K. Pension & Life Assurance Scheme and Logica Defined Benefit Pension Plan are employer and employee based contribution plans.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    37

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.Employee benefits (continued)
DEFINED BENEFIT PLANS (CONTINUED)
U.K. (CONTINUED)
The trustees are the custodians of the defined benefit pension plans and are responsible for the plan administration, including investment strategies. The trustees review periodically the investment and the asset allocation policies. As such, CMG U.K. Pension Scheme policy is to target an allocation of 45% to return-seeking assets such as equities and 55% to matching assets such as bonds; Logica Defined Benefit Pension plan policy is to invest 25% of the Plan’s assets in equities and 75% in bonds; Logica U.K. Pension & Life Assurance Scheme target is to invest 20% of the Scheme’s assets in equities and 80% in bonds. CMG U.K. Pension Scheme investment policy is currently being revised.
U.K. Pensions Act 2004 requires that full formal actuarial valuations are carried out at least every three years to determine the contributions that the Company should pay in order for the plan to meet its statutory objective, taking into account the assets already held. In the interim years, the trustees need to obtain estimated funding updates unless the scheme has less than 100 members in total.
The latest funding actuarial valuations of the CMG U.K. Pension Scheme as well as the Logica U.K. Pension & Life Assurance Scheme were performed in September 2012 and reported a deficit of $112,209,000 for the CMG U.K. Pension Scheme and $4,000 for the Logica U.K. Pension & Life Assurance Scheme. A recovery plan was proposed for the CMG U.K. Pension Scheme reflecting contributions of $12,926,000 per year (plus $1,436,000 per year for expenses) for 9 years ending in August 2023.
The next funding actuarial valuation for the Logica Defined Benefit Pension Plan will be available in 2015. In the meantime, the Company continues to contribute to the plan, in line with the last actuarial valuation, the monthly payments of $108,000 to cover for the deficit and about $9,000 to cover administrative fees.
Germany
In Germany, the Company is a participating employer in numerous defined benefit pension plans which are all closed to new members. In the majority of the plans, upon retirement of employees, the benefits are in the form of a monthly pension and in a few plans, the employees will receive an indemnity in the form of a lump-sum payment. Half of the plans are bound by collective bargaining agreements. There are no mandatory funding requirements. The plans are funded by the contributions made by the Company. In some plans, insurance policies are taken out to fund retirement benefit plans that do not qualify as plan assets and that are presented as reimbursement rights.
France
In France, the retirement indemnities are provided in accordance with the Labor Code. Upon retirement, employees will receive an indemnity (depending on the salary and seniority in the Company) in the form of a lump-sum payment.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    38

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.Employee benefits (continued)
DEFINED BENEFIT PLANS (CONTINUED)
The following table presents amounts for post-employment benefits plans included in the consolidated balance sheets:

As at September 30, 2014	U.K.	Germany	France	Other	Total
	$	$	$	$	$
Defined benefit obligations	(643,857)	(78,035)	(42,540)	(49,370)	(813,802)
Fair value of plan assets	601,313	11,582	—	25,891	638,786
	(42,544)	(66,453)	(42,540)	(23,479)	(175,016)
Fair value of reimbursement rights	—	21,418	—	997	22,415
Net liability recognized in the balance sheet	(42,544)	(45,035)	(42,540)	(22,482)	(152,601)
Presented as:
Other long-term assets (Note 10)
Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights	—	21,418	—	997	22,415
Retirement benefits assets	8,737	—	—	—	8,737
Retirement benefits obligations	(51,281)	(66,453)	(42,540)	(23,479)	(183,753)
	(42,544)	(45,035)	(42,540)	(22,482)	(152,601)

As at September 30, 2013	U.K.	Germany	France	Other	Total
	$	$	$	$	$
Defined benefit obligations	(521,505)	(64,655)	(29,970)	(434,783)	(1,050,913)
Fair value of plan assets	491,717	10,539	—	404,737	906,993
	(29,788)	(54,116)	(29,970)	(30,046)	(143,920)
Fair value of reimbursement rights	—	20,234	—	622	20,856
Net liability recognized in the balance sheet	(29,788)	(33,882)	(29,970)	(29,424)	(123,064)
Presented as:
Other long-term assets (Note 10)
Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights	—	20,234	—	622	20,856
Retirement benefits assets	8,813	—	—	362	9,175
Retirement benefits obligations	(38,601)	(54,116)	(29,970)	(30,408)	(153,095)
	(29,788)	(33,882)	(29,970)	(29,424)	(123,064)

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    39

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.Employee benefits (continued)
DEFINED BENEFIT PLANS (CONTINUED)

Defined benefit obligations	U.K.	Germany	France	Other	Total
	$	$	$	$	$
As at September 30, 2013	521,505	64,655	29,970	434,783	1,050,913
Obligations extinguished on settlement	—	—	—	(383,816)	(383,816)
Settlement gain	—	—	—	(8,449)	(8,449)
Current service cost	1,103	864	2,805	2,998	7,770
Interest cost	24,495	2,336	1,099	2,541	30,471
Actuarial losses due to change in financial assumptions[1]	42,766	11,491	6,929	3,304	64,490
Actuarial gains due to change in demographic assumptions[1]	—	—	—	(48)	(48)
Actuarial losses (gains) due to experience[1]	16,531	(194)	2,211	(1,117)	17,431
Past service cost	—	—	(128)	—	(128)
Plan participant contributions	228	52	—	245	525
Benefits paid from the plan	(11,789)	(403)	—	(2,147)	(14,339)
Benefits paid directly by employer	—	(1,427)	(495)	(974)	(2,896)
Foreign currency translation adjustment[1]	49,018	661	149	2,050	51,878
As at September 30, 2014	643,857	78,035	42,540	49,370	813,802
Defined benefit obligation of unfunded plans	—	—	42,540	18,736	61,276
Defined benefit obligation of funded plans	643,857	78,035	—	30,634	752,526
As at September 30, 2014	643,857	78,035	42,540	49,370	813,802

[1]	Amounts recognized in other comprehensive income.

Settlement
During the year ended September 30, 2014, the defined benefit pension plan Stichting Pensioenfonds CMG in Netherlands was settled as the Company signed an agreement with an insurance company to cover residual benefits and was no longer exposed to risks in respect of this plan. The obligations and assets extinguished on settlement amounted to $366,311,000.
In Norway, a defined benefit plan was terminated and replaced by a defined contribution plan in 2014. The plan settled when each member received an individual insurance paid up policy. The obligations and assets extinguished on settlement amounted to $17,505,000 and the Company recorded a settlement gain of $8,449,000.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    40

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.Employee benefits (continued)
DEFINED BENEFIT PLANS (CONTINUED)

Defined benefit obligations	U.K.	Germany	France	Other	Total
	$	$	$	$	$
As at September 30, 2012	437,585	58,314	27,092	392,041	915,032
Current service cost	1,096	1,060	2,943	3,422	8,521
Interest cost	20,335	2,232	912	14,888	38,367
Curtailment gain	—	—	(4,371)	—	(4,371)
Actuarial losses (gains) due to change in financial assumptions[1]	53,236	(910)	(262)	(1,654)	50,410
Actuarial losses due to change in demographic assumptions[1]	—	—	—	2,281	2,281
Actuarial losses (gains) due to experience[1]	141	(405)	974	(764)	(54)
Termination benefits	310	—	—	—	310
Plan participant contributions	271	—	—	288	559
Benefits paid from the plan	(13,509)	(429)	—	(11,143)	(25,081)
Benefits paid directly by employer	—	(1,084)	(88)	(1,409)	(2,581)
Foreign currency translation adjustment[1]	22,040	5,877	2,770	36,833	67,520
As at September 30, 2013	521,505	64,655	29,970	434,783	1,050,913
Defined benefit obligation of unfunded plans	—	—	29,970	11,302	41,272
Defined benefit obligation of funded plans	521,505	64,655	—	423,481	1,009,641
As at September 30, 2013	521,505	64,655	29,970	434,783	1,050,913

[1]	Amounts recognized in other comprehensive income.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    41

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.Employee benefits (continued)
DEFINED BENEFIT PLANS (CONTINUED)

Plan assets and reimbursement rights	U.K.	Germany	France	Other	Total
	$	$	$	$	$
As at September 30, 2013	491,717	30,773	—	405,359	927,849
Assets distributed on settlement	—	—	—	(383,816)	(383,816)
Interest income on plan assets	23,430	1,123	—	1,635	26,188
Employer contributions	17,396	2,031	495	4,251	24,173
Return on assets excluding interest income[1]	35,646	597	—	(521)	35,722
Plan participants contributions	228	52	—	245	525
Benefits paid from the plan	(11,789)	(403)	—	(2,147)	(14,339)
Benefits paid directly by employer	—	(1,427)	(495)	(457)	(2,379)
Administration expenses paid from the plan	(1,566)	—	—	(6)	(1,572)
Foreign currency translation adjustment[1]	46,251	254	—	2,345	48,850
As at September 30, 2014	601,313	33,000	—	26,888	661,201
Plan assets	601,313	11,582	—	25,891	638,786
Reimbursement rights	—	21,418	—	997	22,415
As at September 30, 2014	601,313	33,000	—	26,888	661,201

Plan assets and reimbursement rights	U.K.	Germany	France	Other	Total
	$	$	$	$	$
As at September 30, 2012	433,727	27,480	—	364,034	825,241
Interest income on plan assets	20,504	1,087	—	14,228	35,819
Employer contributions	16,937	1,992	88	3,584	22,601
Return on assets excluding interest income[1]	13,885	(461)	—	619	14,043
Plan participants contributions	271	—	—	288	559
Benefits paid from the plan	(13,509)	(1,014)	—	(11,143)	(25,666)
Benefits paid directly by employer	—	(1,084)	(88)	(1,409)	(2,581)
Administration expenses paid from the plan	(1,619)	—	—	(238)	(1,857)
Foreign currency translation adjustment[1]	21,521	2,773	—	35,396	59,690
As at September 30, 2013	491,717	30,773	—	405,359	927,849
Plan assets	491,717	10,539	—	404,737	906,993
Reimbursement rights	—	20,234	—	622	20,856
As at September 30, 2013	491,717	30,773	—	405,359	927,849

[1]	Amounts recognized in other comprehensive income.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    42

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.Employee benefits (continued)
DEFINED BENEFIT PLANS (CONTINUED)
The plan assets at the end of the year consist of:

As at September 30, 2014	U.K.	Germany	France	Other	Total
	$	$	$	$	$
Quoted equities	216,044	—	—	190	216,234
Quoted bonds	352,305	—	—	9,543	361,848
Property	29,897	—	—	1,371	31,268
Cash	3,067	—	—	215	3,282
Other[1]	—	11,582	—	14,572	26,154
	601,313	11,582	—	25,891	638,786

As at September 30, 2013	U.K.	Germany	France	Other	Total
	$	$	$	$	$
Quoted equities	181,463	—	—	2,214	183,677
Quoted bonds	283,186	—	—	20,805	303,991
Property	23,529	—	—	4,936	28,465
Cash	3,539	—	—	2,948	6,487
Other[1]	—	10,539	—	373,834	384,373
	491,717	10,539	—	404,737	906,993

[1]	Other is mainly composed of various insurance policies to cover some of the defined benefit obligations.

Plan assets do not include any ordinary shares of the Company, property occupied by the Company or any other assets used by the Company.
The following table summarizes the expense1 recognized in the consolidated statements of earnings:

	Year ended September 30
	2014	2013
	$	$
Current service cost	7,770	8,521
Curtailment gain	—	(4,371)
Settlement gain	(8,449)	—
Past service cost	(128)	—
Termination benefits	—	310
Net interest on net defined benefit liability or asset	4,283	2,548
Administration expenses	1,572	1,857
	5,048	8,865

[1]
The expense was presented as a recovery of costs of services, selling and administrative for an amount of $807,000 and as finance costs for an amount of $5,855,000 ($5,981,000 and $4,405,000, respectively for the year ended September 30, 2013), with a curtailment gain of nil presented in integration-related costs ($1,521,000 for the year ended September 30, 2013).

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    43

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.Employee benefits (continued)
DEFINED BENEFIT PLANS (CONTINUED)
Actuarial assumptions
The following are the principal actuarial assumptions at the reporting date (expressed as weighted averages). The assumed discount rates, future salary and pension increases, inflation rates and mortality all have a significant effect on the accounting valuation.

As at September 30, 2014	U.K.	Germany	France	Other
	%	%	%	%

Discount rate	3.85	2.50	2.50	4.20
Future salary increases	3.25	2.50	2.00	5.50
Future pension increases	3.10	1.80	—	—
Inflation	3.25	2.00	2.00	2.90

As at September 30, 2013	U.K.	Germany	France	Other
	%	%	%	%

Discount rate	4.40	3.60	3.60	3.70
Future salary increases	3.35	2.50	2.00	5.30
Future pension increases	3.19	1.75	—	—
Inflation	3.35	2.00	2.00	2.10

The average longevity over 65 of a member presently at age 45 and 65 are as follows:

As at September 30, 2014	U.K.	Germany
	(in years)
Longevity at age 65 for current members
Males	22.4	19.0
Females	23.8	23.0
Longevity at age 45 for current members
Males	24.4	22.0
Females	25.9	25.4

As at September 30, 2013	U.K.	Germany
	(in years)
Longevity at age 65 for current members
Males	22.4	19.0
Females	23.8	23.0
Longevity at age 45 for current members
Males	24.3	21.4
Females	25.9	25.4

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    44

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.Employee benefits (continued)
DEFINED BENEFIT PLANS (CONTINUED)
Actuarial assumptions (continued)
Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in each countries. Mortality assumptions for the most significant countries are based on the following post-retirement mortality tables for the years ended September 30, 2014 and 2013: (1) U.K.: 110% PNXA00 (year of birth) plus CMI_2011 projections with 1% p.a. minimum long term improvement rate and (2) Germany: Heubeck RT2005G.
The following table shows the sensitivity of the defined benefit obligations to changes in these assumptions, all other actuarial assumptions remaining unchanged:

As at September 30, 2014	U.K.	Germany	France
	$	$	$
Increase of 0.25% in the discount rate	(28,480)	(2,757)	(1,849)
Decrease of 0.25% in the discount rate	30,292	2,913	1,952
Salary increase of 0.25%	931	642	1,999
Salary decrease of 0.25%	(913)	(568)	(1,900)
Pension increase of 0.25%	8,759	1,120	—
Pension decrease of 0.25%	(9,248)	(1,081)	—
Increase of 0.25% in inflation	22,873	1,152	1,999
Decrease of 0.25% in inflation	(21,707)	(1,098)	(1,900)
Increase of one year in life expectancy	15,039	2,482	—
Decrease of one year in life expectancy	(15,124)	(2,517)	—

As at September 30, 2013	U.K.	Germany	France
	$	$	$
Increase of 0.25% in the discount rate	(21,118)	(2,674)	(1,286)
Decrease of 0.25% in the discount rate	23,052	1,784	1,357
Salary increase of 0.25%	715	528	1,390
Salary decrease of 0.25%	(700)	(468)	(1,322)
Pension increase of 0.25%	7,095	928	—
Pension decrease of 0.25%	(7,490)	(896)	—
Increase of 0.25% in inflation	16,235	1,440	1,390
Decrease of 0.25% in inflation	(14,107)	(632)	(1,322)
Increase of one year in life expectancy	10,504	1,673	—
Decrease of one year in life expectancy	(10,626)	(1,719)	—
The sensitivity analysis above have been based on a method that extrapolates the impact on the defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the year.
The weighted average durations of the defined benefit obligations are as follows:

	Year ended September 30
	2014	2013
	(in years)

U.K.	19	17
Germany	15	17
France	18	18
Other	14	17

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    45

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.Employee benefits (continued)
DEFINED BENEFIT PLANS (CONTINUED)
The Company expects to contribute $20,140,000 to defined benefit plans during the next year, of which $17,217,000 relates to the U.K. plans, and $2,923,000 relating to the other plans. The contributions will include new benefit accruals and deficit recovery payments.
DEFINED CONTRIBUTION PLANS
The Company also operates defined contribution retirement plans. In some countries, contributions are made into state pension plans. The pension cost expense for defined contribution plans amounted to $217,980,000 in 2014 ($207,616,000 in 2013).
In addition, in Sweden the Company contributes to a multi-employer plan, Alecta SE pension plan, which is a defined benefit pension plan. This pension plan is classified as a defined contribution plan as sufficient information is not available to use defined benefit accounting. Alecta lacks the possibility of establishing an exact distribution of assets and provisions to the respective employers. The Company’s proportion of the total contributions to the plan is 0.87% and the Company’s proportion of the total number of active members in the plan is 0.64%.
Alecta uses a collective funding ratio to determine the surplus or deficit in the pension plan. Any surplus or deficit in the plan will affect the amount of future contributions payable. The collective funding is the difference between Alecta’s assets and the commitments to the policyholders and insured individuals. The collective solvency is normally allowed to vary between 125% and 155%, with the target being 140%. At September 30, 2014, Alecta’s collective funding ratio was 146% (145% in 2013). The plan expense was $45,044,000 in 2014 ($38,598,000 in 2013). The Company expects to contribute $43,707,000 to the plan during the next year.
OTHER BENEFIT PLANS
The Company maintains two non-qualified deferred compensation plans covering some of its U.S. management. One of these plans is an unfunded plan and the deferred compensation liability totaled $482,000 as at September 30, 2014 ($501,000 as at September 30, 2013). The other plan is a funded plan for which a trust was established so that the plan assets could be segregated; however, the assets are subject to the Company’s general creditors in the case of bankruptcy. The assets composed of investments vary with employees’ contributions and changes in the value of the investments. The change in liability associated with the plan is equal to the change of the assets. The assets in the trust and the associated liabilities totaled $31,151,000 as at September 30, 2014 ($24,752,000 as at September 30, 2013).
The deferred compensation plans assets and liabilities are presented in long-term financial assets and other long-term liabilities, respectively.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    46

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

18.Accumulated other comprehensive income

	As at September 30, 2014	As at September 30, 2013
	$	$
Items that will be reclassified subsequently to net earnings:
Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $31,986 as at September 30, 2014 ($18,818 as at September 30, 2013)	511,689	290,410
Net losses on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $37,024 as at September 30, 2014 ($21,349 as at September 30, 2013)	(238,583)	(137,714)
Net unrealized gains (losses) on cash flow hedges, net of accumulated income tax expense of $2,162 as at September 30, 2014 (net of accumulated income tax recovery of $3,085 as at September 30, 2013)	14,520	(6,209)
Net unrealized gains on investments available for sale, net of accumulated income tax expense of $942 as at September 30, 2014 ($617 as at September 30, 2013)	2,576	1,635
Items that will not be reclassified subsequently to net earnings:
Net remeasurement losses, net of accumulated income tax recovery of $18,728 as at September 30, 2014 ($5,788 as at September 30, 2013)	(61,578)	(26,267)
	228,624	121,855
For the year ended September 30, 2014, $22,000 of the net unrealized gains previously recognized in other comprehensive income, net of income tax expense of $133,000, were reclassified to net earnings for derivative financial instruments designated as cash flow hedges ($1,967,000 of the net unrealized losses net of income tax recovery of $1,601,000 for the year ended September 30, 2013).

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    47

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

19.Capital stock
Authorized, an unlimited number without par value:
First preferred shares, carrying one vote per share, ranking prior to second preferred shares, Class A subordinate shares and Class B shares with respect to the payment of dividends;
Second preferred shares, non-voting, ranking prior to Class A subordinate shares and Class B shares with respect to the payment of dividends;
Class A subordinate shares, carrying one vote per share, participating equally with Class B shares with respect to the payment of dividends and convertible into Class B shares under certain conditions in the event of certain takeover bids on Class B shares;
Class B shares, carrying ten votes per share, participating equally with Class A subordinate shares with respect to the payment of dividends and convertible at any time at the option of the holder into Class A subordinate shares.
For 2014 and 2013, the Class A subordinate and the Class B shares varied as follows:

	Class A subordinate shares		Class B shares			Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
As at September 30, 2012	273,771,106	2,154,807	33,608,159	46,887	307,379,265	2,201,694
Issued upon exercise of stock options[1]	3,765,982	51,971	—	—	3,765,982	51,971
Repurchased and cancelled[2]	(723,100)	(5,780)	—	—	(723,100)	(5,780)
Purchased and held in trust[3]	—	(7,663)	—	—	—	(7,663)
PSUs exercised[4]	—	272	—	—	—	272
Conversion of shares[5]	335,392	468	(335,392)	(468)	—	—
As at September 30, 2013	277,149,380	2,194,075	33,272,767	46,419	310,422,147	2,240,494
Issued upon exercise of stock options[1]	4,999,544	83,305	—	—	4,999,544	83,305
Repurchased and cancelled[2]	(2,837,360)	(56,077)	—	—	(2,837,360)	(56,077)
Purchased and held in trust[3]	—	(23,016)	—	—	—	(23,016)
Resale of shares held in trust[3]	—	908	—	—	—	908
PSUs exercised[4]	—	583	—	—	—	583
As at September 30, 2014	279,311,564	2,199,778	33,272,767	46,419	312,584,331	2,246,197

[1]
The carrying value of Class A subordinate shares includes $18,380,000 ($12,531,000 in 2013), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the year.

[2]
On January 29, 2014, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid (“NCIB”) for the purchase of up to 21,798,645 Class A subordinate shares during the next year (20,685,976 in 2013) for cancellation on the open market through the TSX. The Class A subordinate shares were available for purchase commencing February 11, 2014, until no later than February 10, 2015, or on such earlier date when the Company completes its purchases or elects to terminate the NCIB. During the year ended September 30, 2014, the Company repurchased 2,490,660 Class A subordinate shares from the Caisse de dépôt et placement du Québec for a cash consideration of $100,000,000. The excess of the purchase price over the carrying value in the amount of $46,675,000 was charged to retained earnings. In accordance with the requirements of TSX, the repurchased shares have been taken into account in calculating the annual aggregate limit that the Company is entitled to repurchase under its previous NCIB. In addition, during the year ended September 30, 2014, the Company repurchased 346,700 Class A subordinate shares under the previous NCIB (723,100 in 2013) for a cash consideration of $11,468,000 ($22,869,000 in 2013). The excess of the purchase price over the carrying value, in the amount of $8,716,000 ($17,089,000 in 2013), was charged to retained earnings.

[3]
The trustee, in accordance with the terms of the PSU plan and a Trust Agreement, purchased 619,888 Class A subordinate shares of the Company on the open market for $23,016,000 during the year ended September 30, 2014 (336,849 Class A subordinate shares for $7,663,000 during the year ended September 30, 2013). During the year ended September 30, 2014, the trustee sold 35,576 Class A subordinate shares that were held in trust on the open market in accordance with the terms of the PSU plan. The excess of proceeds over the carrying value of the Class A subordinate shares, in the amount of $482,000, resulted in an increase of contributed surplus. For the year ended September 30, 2013, the trustee did not sell any Class A subordinate shares.

[4]
During the year ended September 30, 2014, 22,858 PSUs were exercised (14,020 during the year ended September 30, 2013) with a recorded average fair value of $583,000 ($272,000 as at September 30, 2013) that was removed from contributed surplus. As at September 30, 2014, 1,748,149 Class A subordinate shares were held in trust under the PSU plan (1,186,695 as at September 30, 2013) (Note 20b).

[5]
During the year ended September 30, 2013, a shareholder converted 335,392 Class B shares into 335,392 Class A subordinate shares. No class B shares were converted during the year ended September 30, 2014.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    48

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

20.Share-based payments

a)	Stock options
Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Stock options generally vest over four years from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death. As at September 30, 2014, 43,616,083 Class A subordinate shares have been reserved for issuance under the stock option plan.
The following table presents information concerning all outstanding stock options granted by the Company:

		2014		2013
	Number of options	Weighted average exercise price per share	Number of options	Weighted average exercise price per share
		$		$
Outstanding, beginning of year	20,209,569	16.45	18,617,230	12.69
Granted	5,973,451	37.15	7,196,903	23.89
Exercised	(4,999,544)	12.99	(3,765,982)	10.47
Forfeited	(1,438,920)	26.45	(1,825,447)	19.77
Expired	(16,450)	7.85	(13,135)	11.42
Outstanding, end of year	19,728,106	22.88	20,209,569	16.45
Exercisable, end of year	8,890,504	14.13	10,955,235	11.70
The weighted average share price at the date of exercise for share options exercised in 2014 was $37.78 ($29.47 in 2013).
The following table summarizes information about outstanding stock options granted by the Company as at September 30, 2014:

		Options outstanding		Options exercisable
		Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average exercise price
Range of exercise price	Number of options
$			$		$
7.00 to 8.55	490,915	1.66	8.08	490,915	8.08
9.05 to 10.05	1,634,331	4.00	9.31	1,634,331	9.31
10.11 to 11.80	993,269	3.03	11.38	993,269	11.38
12.54 to 13.26	2,282,150	5.00	12.56	2,282,150	12.56
14.48 to 15.96	2,631,359	6.00	15.48	1,880,357	15.48
19.28 to 22.52	830,466	7.00	19.79	436,086	19.83
23.65 to 32.57	5,192,158	8.22	23.91	1,126,898	23.99
34.68 to 38.79	5,673,458	9.28	37.17	46,498	36.60
	19,728,106	7.03	22.88	8,890,504	14.13

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    49

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

20.Share-based payments (continued)

a)	Stock options (continued)
The fair value of stock options granted in the year and the weighted average assumptions used in the calculation of their fair value on the date of grant using the Black-Scholes option pricing model were as follows:

	Year ended September 30
	2014	2013
Grant date fair value ($)	7.98	4.98
Dividend yield (%)	0.00	0.00
Expected volatility (%)[1]	23.92	23.67
Risk-free interest rate (%)	1.53	1.29
Expected life (years)	4.00	4.00
Exercise price ($)	37.15	23.89
Share price ($)	37.15	23.89

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock option.

b)	Performance share units
Under the PSU plan, the Board of Directors may grant PSUs to senior executives and other key employees (“participants”) which entitle them to receive one Class A subordinate share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award was made, except in the event of retirement, termination of employment or death. Granted PSUs vest annually over a period of four years from the date of grant conditionally upon achievement of objectives.
Class A subordinate shares purchased in connection with the PSU plan are held in trust for the benefit of the participants. The trust, considered as a structured entity, is consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 19).
The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2012	863,866
Granted[1]	805,921
Exercised	(14,020)
Forfeited	(469,072)
Outstanding as at September 30, 2013	1,186,695
Granted[1]	619,888
Exercised	(22,858)
Forfeited	(35,576)
Outstanding as at September 30, 2014	1,748,149

[1]	The PSUs granted in 2014 had a grant date fair value of $36.15 per unit ($23.65 in 2013).

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    50

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

20.Share-based payments (continued)

c)	Share Purchase plan
Under the Share purchase plan, the Company contributes to the Share purchase plan an amount equal to a percentage of the employee's basic contribution, up to a maximum of 3.5%. An employee may make additional contributions in excess of the basic contribution however the Company does not match contributions in the case of such additional contributions. The employee and Company contributions are remitted to an independent plan administrator who purchases Class A subordinate shares on the open market on behalf of the employee through either the TSX or New York Stock Exchange.

d)	Deferred share unit plan
Under the DSU plan, the Board of Directors may grant DSUs to members of the Board of Directors (“participants”). DSUs are granted with immediate vesting and must be exercised no later than December 15 of the calendar year immediately following the calendar year during which the participant ceases to act as a Director. Each DSU entitles the holder to receive a cash payment equal to the closing price of Class A subordinate shares on the TSX on the payment date.

e)	Share-based payment costs
The share-based payment expense recorded in cost of services, selling and administrative expenses is as follows:

	Year ended September 30
	2014	2013
	$	$
Stock options	18,383	19,631
PSUs	13,333	11,642
Share purchase plan	69,500	52,542
DSUs	1,109	2,205
	102,325	86,020
21.Earnings per share
The following table sets forth the computation of basic and diluted earnings per share for the year ended September 30:

	2014			2013
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	859,443	308,743,126	2.78	455,820	307,900,034	1.48
Dilutive stock options and PSUs[2]		10,184,611			9,074,145
	859,443	318,927,737	2.69	455,820	316,974,179	1.44

[1]
The 2,837,360 Class A subordinate shares repurchased and 1,748,149 Class A subordinate shares held in trust during the year ended September 30, 2014 (723,100 and 1,186,695, respectively, during year ended September 30, 2013), were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction.

[2]	The calculation of the diluted earnings per share excluded 5,648,757 stock options for the year ended September 30, 2014 (19,994 for the year ended September 30, 2013), as they were anti-dilutive.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    51

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

22.Construction contracts in progress
Revenue from systems integration and consulting services under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service periods. The Company uses the labour costs or labour hours to measure the progress towards completion. If the outcome of an arrangement cannot be estimated reliably, revenue is recognized to the extent of arrangement costs incurred that are likely to be recoverable.
Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the delivery of products or performances of services are classified as deferred revenue.
The status of the Company’s construction contracts still in progress at the end of the reporting period was as follows:

	As at September 30, 2014	As at September 30, 2013
	$	$
Recognized as:
Revenue in the respective year	1,575,593	1,634,739
Recognized as:
Amounts due from customers under construction contracts[1]	289,838	311,733
Amounts due to customers under construction contracts	(153,962)	(209,890)

[1]	As at September 30, 2014, retentions held by customers for contract work in progress amounted to $50,425,000 ($38,133,000 as at September 30, 2013).
23.Costs of services, selling and administrative

	Year ended September 30
	2014	2013
	$	$
Salaries and other member costs[1]	6,215,991	5,954,032
Hardware, software and data center related costs	786,360	864,687
Professional fees and other contracted labour	1,260,955	1,311,323
Property costs	398,560	410,197
Amortization and depreciation (Note 24)	435,775	416,889
Other operating expenses	32,150	55,182
	9,129,791	9,012,310

[1]	Net of tax credits of $121,114,000 in 2014 ($95,911,000 in 2013).

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    52

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

24.Amortization and depreciation

Year ended September 30
	2014	2013
	$	$
Depreciation of PP&E1	186,886	175,687
Amortization of intangible assets	192,692	185,309
Amortization of contract costs related to transition costs	56,197	55,893
Included in costs of services, selling and administrative (Note 23)	435,775	416,889
Amortization of contract costs related to incentives (presented as a reduction of revenue)	5,889	8,151
Amortization of internal-use software (presented in integration-related costs)	—	8,672
Amortization of deferred financing fees (presented in finance costs)	1,185	1,186
Amortization of premiums and discounts on investments related to funds held for clients (presented net as a reduction of revenue)	1,383	1,046
	444,232	435,944

[1]	Depreciation of PP&E acquired under finance leases was $23,822,000 in 2014 ($21,102,000 in 2013).

25.Finance costs

	Year ended September 30
	2014	2013
	$	$
Interest on long-term debt	92,581	104,502
Net interest cost on the net defined benefit plans (Note 17)	5,855	4,405
Other finance costs	2,842	5,024
	101,278	113,931

26.	Investments in subsidiaries
2014 TRANSACTIONS
There were no acquisitions or significant disposals for the year ended September 30, 2014.
2013 TRANSACTIONS
There were no acquisitions or significant disposals for the year ended September 30, 2013.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    53

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

26.Investments in subsidiaries (continued)
2012 TRANSACTIONS

a)	Modifications to purchase price allocation
During the year ended September 30, 2013, the Company finalized the purchase price allocation and made adjustments relating to the acquisition of Logica. The prior period figures had been retrospectively revised in 2013 as follows:

	Purchase price allocation, as originally reported	Adjustments and reclassifications	Final purchase price allocation
	$	$	$
Assets
Current assets[1]	1,374,838	(72,333)	1,302,505
Property, plant and equipment	250,808	(19,169)	231,639
Contract costs	71,697	948	72,645
Intangible assets	603,683	(68,620)	535,063
Other long-term assets	87,789	(1,667)	86,122
Deferred tax assets	197,210	126,571	323,781
Goodwill	3,276,172	265,324	3,541,496
	5,862,197	231,054	6,093,251

Liabilities
Current liabilities	(1,546,273)	(285,657)	(1,831,930)
Debt[2]	(808,775)	—	(808,775)
Deferred tax liabilities	(43,616)	22,472	(21,144)
Long-term provisions	(182,880)	86,570	(96,310)
Retirement benefits obligations	(113,526)	—	(113,526)
Other long-term liabilities	(426,864)	(54,439)	(481,303)
	(3,121,934)	(231,054)	(3,352,988)
Bank overdraft assumed, net	(57,883)	—	(57,883)
Net assets acquired	2,682,380	—	2,682,380

Cash consideration	2,676,912		2,676,912
Consideration payable[3]	5,468		5,468

[1]	The current assets include accounts receivable with a fair value of $866,816,000 which approximates the gross amount due under the contracts.

[2]
The fair value of the assumed debt in the business acquisition at August 20, 2012 was $808,775,000. In 2012, the Company repaid Logica’s debt for an amount of $891,354,000, less settlement of foreign currency forward contracts of $50,171,000 resulting in a loss of $83,632,000, which was recorded in acquisition-related and integration costs.

[3]	Paid during the year ended September 30, 2013.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    54

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

26.Investments in subsidiaries (continued)
2012 TRANSACTIONS (CONTINUED)

a)	Modifications to purchase price allocation (continued)
IMPACT ON CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2012
The following represents the revised consolidated balance sheet as at September 30, 2012 which reflects the final purchase price allocation adjustments and the related additional reclassifications applied to the consolidated balance sheet as at September 30, 2012. A discussion of the adjustments and resulting impact for year ended September 30, 2012 are presented further below.

	As originally reported		Adjustments and reclassifications	Foreign exchange on adjustments	Final
	$		$	$	$
Assets
Current assets
Cash and cash equivalents	113,103		—	—	113,103
Short-term investments	14,459		—	—	14,459
Accounts receivable	1,446,149	A	(32,273)	(941)	1,412,935
Work in progress	744,482	A	(45,819)	(1,531)	697,132
Prepaid expenses and other current assets	244,805	A	(8,840)	(3)	235,962
Income taxes	24,650	I	14,599	628	39,877
Total current assets before funds held for clients	2,587,648		(72,333)	(1,847)	2,513,468
Funds held for clients	202,407		—	—	202,407
Total current assets	2,790,055		(72,333)	(1,847)	2,715,875
Property, plant and equipment	500,995	A, B, F	(19,169)	(346)	481,480
Contract costs	167,742	A	948	(40)	168,650
Intangible assets	858,892	C	(68,620)	(2,493)	787,779
Other long-term assets	96,351	A	(1,667)	(59)	94,625
Deferred tax assets	219,590	I	126,571	2,528	348,689
Goodwill	5,819,817		265,324	7,993	6,093,134
	10,453,442		231,054	5,736	10,690,232
Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,156,737	A, H	124,680	4,614	1,286,031
Accrued compensation	539,779	D	(16,695)	(520)	522,564
Deferred revenue	443,596	A	90,792	1,514	535,902
Income taxes	177,030	I	(58)	(10)	176,962
Provisions	160,625	E, F, J	86,938	3,124	250,687
Current portion of long-term debt	52,347		—	—	52,347
Total current liabilities before clients’ funds obligations	2,530,114		285,657	8,722	2,824,493
Clients’ funds obligations	197,986		—	—	197,986
Total current liabilities	2,728,100		285,657	8,722	3,022,479
Long-term provisions	216,507	E, F	(86,570)	(3,799)	126,138
Long-term debt	3,196,061		—	—	3,196,061
Other long-term liabilities	601,232	A, D, G, H	54,439	1,450	657,121
Deferred tax liabilities	171,130	I	(22,472)	(1,206)	147,452
Retirement benefits obligations	118,078		—	—	118,078
	7,031,108		231,054	5,167	7,267,329
Equity
Retained earnings	1,113,225		—	—	1,113,225
Accumulated other comprehensive (loss) income	(275)		—	569	294
Capital stock	2,201,694		—	—	2,201,694
Contributed surplus	107,690		—	—	107,690
	3,422,334		—	569	3,422,903
	10,453,442		231,054	5,736	10,690,232

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    55

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

26.Investments in subsidiaries (continued)
2012 TRANSACTIONS (CONTINUED)

a)	Modifications to purchase price allocation (continued)
IMPACT ON CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2012 (CONTINUED)

A.	Contract accounting
The Company obtained supplementary information and reviewed estimates related to client contracts and made reclassifications. As a result, accounts receivable, work in progress, prepaid expenses and other current assets, property, plant and equipment and other long-term assets decreased by an amount of $32,273,000, $13,663,000, $8,840,000, $8,947,000, $1,667,000, respectively while contract costs, accounts payable and accrued liabilities as well as long-term deferred revenue, estimated losses on revenue-generating contracts and other within other long-term liabilities increased by an amount of $948,000, $4,482,000, $29,638,000, $142,173,000 and $8,514,000, respectively.
In addition, certain reclassifications for presentation purposes were done. As a result, accounts payable and accrued liabilities and current deferred revenue increased by an amount of $114,253,000 and $90,792,000, respectively while work in progress, long-term deferred revenue and estimated losses on revenue-generating contracts within other long-term liabilities decreased by an amount of $32,156,000, $131,751,000 and $105,450,000, respectively.

B.	Buildings
The Company refined the assumptions related to the fair value of buildings acquired. As a result, property, plant and equipment decreased by an amount of $2,377,000.

C.	Intangible assets
The Company refined the assumptions related to cash flows. As a result, internal-use software increased by an amount of $5,918,000 while business solutions and client relationships decreased by an amount of $3,966,000 and $70,572,000, respectively.

D.	Accrued compensation
The Company adjusted the accrued compensation provision. As a result, accrued compensation decreased by an amount of $16,695,000 while other within other long-term liabilities increased by an amount of $5,488,000.

E.	Litigations and claims
The Company obtained supplementary information, reviewed estimates and settled claims that have been agreed upon by both parties for a social security and contractual dispute claim against the Company. As a result, current and non-current provisions for litigations decreased by an amount of $708,000 and $18,144,000, respectively.
In addition, the Company made certain reclassifications from non-current provisions to current provisions for an amount of $86,884,000.

F.	Lease provisions
The Company refined the assumptions related to the discount rate, sublease rental cash flows and costs to restore premises at the end of the lease period. As a result, onerous leases within current provisions decreased by an amount of $3,704,000 while onerous lease and decommissioning liabilities within non-current provisions and decommissioning liabilities within current provisions increased by an amount of $9,681,000, $13,777,000 and $1,405,000. Additionally, leasehold improvements within property, plant and equipment decreased by an amount of $7,845,000.

G.	Fair value of client contracts
The Company refined the assumptions related to the discount rate and the expected amount and timing of future cash flows related to client contracts. As a result, long-term deferred revenue within other long-term liabilities increased by an amount of $67,507,000.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    56

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

26.Investments in subsidiaries (continued)
2012 TRANSACTIONS (CONTINUED)

a)	Modifications to purchase price allocation (continued)
IMPACT ON CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2012 (CONTINUED)

H.	Fair value of lease contracts
The Company refined the assumptions related to the discount rate and rental rates in effect at the acquisition date of lease contracts. As a result, deferred rent within accounts payable and accrued liabilities and within other long-term liabilities increased by an amount of $5,945,000 and $38,320,000.

I.	Income taxes
The Company obtained supplementary information concerning income tax provisions. As a result, income taxes payable decreased by an amount of $28,280,000. The related income tax impact of the adjustments to purchase price allocation on income taxes receivable and deferred tax liabilities was a decrease by an amount of $7,501,000 and $6,972,000, respectively while deferred tax assets and income taxes payable increased by an amount of $142,071,000 and $6,122,000, respectively.
In addition, for presentation purposes, reclassifications were made from income taxes payable to income taxes receivable for an amount of $22,100,000 and from deferred tax assets to deferred tax liabilities for an amount of $15,500,000.

J.	Restructuring
The Company refined the assumptions related to restructuring provisions assumed in the acquisition. As a result, expected restructuring costs within current and non-current provisions increased by an amount of $3,061,000 and decreased by an amount of $5,000,000, respectively.

b)	Integration-related costs
During the year ended September 30, 2014, the previously announced integration program of $525,000,000 was increased by $26,500,000 to include new opportunities and by $24,000,000 to consider foreign currency impact.
During the year ended September 30, 2014, the Company expensed $127,341,000 ($338,439,000 during the year ended September 30, 2013) of the announced program. This amount included net integration costs for the termination of employees to transform the operations of Logica to the Company’s operating model of $94,273,000 ($249,799,000 during the year ended September 30, 2013) (Note 13), costs related to onerous leases of $1,503,000 ($31,899,000 during the year ended September 30, 2013) (Note 13) and other integration costs of $31,565,000 ($56,741,000 during the year ended September 30, 2013).
During the year ended September 30, 2014, the Company paid in total $157,998,000 ($306,433,000 during the year ended September 30, 2013) related to the integration program and $4,537,000 ($37,937,000 during the year ended September 30, 2013), related to the restructuring program of Logica announced before the acquisition, on December 14, 2011. During the year ended September 30, 2014, the non-cash integration costs of $nil ($7,151,000 during the year ended September 30, 2013) included amortization expense of $nil ($8,672,000 during the year ended September 30, 2013) and curtailment gain of $nil ($1,521,000 during the year ended September 30, 2013).

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    57

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

27.Supplementary cash flow information
a) Net change in non-cash working capital items is as follows for the years ended September 30:

	2014	2013
	$	$
Accounts receivable	205,945	280,146
Work in progress	161,270	(169,035)
Prepaid expenses and other assets	42,555	17,499
Long-term financial assets	(4,230)	(2,742)
Accounts payable and accrued liabilities	(113,537)	(231,169)
Accrued compensation	(151,573)	164,166
Deferred revenue	(158,026)	(163,941)
Provisions	(132,735)	(67,055)
Other long-term liabilities	(65,840)	(99,573)
Retirement benefits obligations	(17,181)	(7,646)
Derivative financial instruments	(650)	966
Income taxes	1,335	(3,172)
	(232,667)	(281,556)
b) Non-cash operating, investing and financing activities related to operations are as follows for the years ended
September 30:

	2014	2013
	$	$
Operating activities
Accounts receivable	(199)	(412)
Prepaid expenses and other assets	(3,792)	(4,180)
	(3,991)	(4,592)
Investing activities
Purchase of property, plant and equipment	(12,878)	(12,909)
Additions of intangible assets	(1,074)	(4,948)
Additions of long-term financial assets	(7,788)	(1,852)
	(21,740)	(19,709)
Financing activities
Increase in obligations under finance leases	24,458	11,745
Increase in obligations other than finance leases	1,074	12,144
Issuance of shares	199	412
	25,731	24,301
c) Interest paid and received and income taxes paid are classified within operating activities and are as follows for the years ended September 30:

	2014	2013
	$	$
Interest paid	103,127	104,981
Interest received	903	3,550
Income taxes paid	182,531	131,552

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    58

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

28.	Segmented information
The following presents information on the Company’s operations based on its current management structure managed through seven operating segments which are based on the geographic delivery model, namely: United States of America (“U.S.”); Nordics, Southern Europe and South America (“NSESA”); Canada; France (including Luxembourg and Morocco); United Kingdom (“U.K.”); Central and Eastern Europe (primarily the Netherlands and Germany) (“CEE”); the Asia Pacific (including Australia, India, Philippines and the Middle east).

						Year ended September 30, 2014
	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	2,664,876	2,090,240	1,638,320	1,333,792	1,283,847	1,063,533	425,084	10,499,692
Earnings before integration-related costs, finance costs, finance income and income tax expense[1]	303,515	195,400	361,136	155,695	164,977	107,977	68,159	1,356,859
Integration-related costs								(127,341)
Finance costs								(101,278)
Finance income								2,010
Earnings before income taxes								1,130,250

[1]
Total amortization and depreciation of $443,047,000 included in the U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific operating segments was $114,106,000, $81,793,000, $84,403,000, $34,575,000, $75,853,000, $29,314,000 and $23,003,000, respectively for the year ended September 30, 2014.

						Year ended September 30, 2013
	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	2,512,530	2,010,693	1,685,723	1,273,604	1,158,520	1,003,950	439,604	10,084,624
Earnings before integration-related costs, finance costs, finance income and income tax expense[1]	283,690	139,418	320,306	109,760	102,820	67,341	52,295	1,075,630
Integration-related costs								(338,439)
Finance costs								(113,931)
Finance income								4,362
Earnings before income taxes								627,622

[1]
Total amortization and depreciation of $426,086,000 included in the U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific operating segments was $103,520,000, $78,095,000, $99,899,000, $30,855,000, $52,417,000, $34,899,000 and $26,401,000, respectively for the year ended September 30, 2013.

The accounting policies of each operating segment are the same as those described in the summary of significant accounting policies (Note 3). Intersegment revenue is priced as if the revenue was from third parties.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    59

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

28.	Segmented information (continued)
GEOGRAPHIC INFORMATION
The following table provides information for PP&E, contract costs and intangible assets based on their location:

	As at September 30, 2014	As at September 30, 2013
	$	$
U.S.	296,587	288,307
Canada	254,240	289,248
U.K.	240,455	210,089
France	101,477	125,056
Sweden	98,496	96,608
Finland	58,245	66,408
Germany	56,958	55,786
Netherlands	44,454	50,016
Rest of the world	122,582	142,262
	1,273,494	1,323,780

The following table provides revenue information based on the client’s location:

	2014	2013
	$	$
U.S.	2,803,326	2,650,540
Canada	1,614,511	1,670,190
U.K.	1,391,943	1,271,405
France	1,309,568	1,257,473
Sweden	913,110	909,977
Finland	665,845	571,682
Netherlands	527,010	507,638
Germany	384,765	353,967
Rest of the world	889,614	891,752
	10,499,692	10,084,624
INFORMATION ABOUT SERVICES
The following table provides revenue information based on services provided by the Company:

	2014	2013
	$	$
Outsourcing
IT Services	4,342,370	4,474,203
BPS	1,118,117	1,143,069
Systems integration and consulting	5,039,205	4,467,352
	10,499,692	10,084,624
MAJOR CLIENT INFORMATION
Contracts with the U.S. federal government and its various agencies accounted for $1,404,093,000 (13.4%) of revenues included within the U.S. segment for the year ended September 30, 2014 ($1,392,286,000 (13.8%) for the year ended September 30, 2013).

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    60

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

29.	Related party transactions

a)	Transactions with subsidiaries
Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation. The Company owns 100% of the equity interests of its principal subsidiaries.
The Company’s principal subsidiaries whose revenues, based on the geographic delivery model, represent more than 3% of the consolidated revenues are as follows:

Name of subsidiary	Country of incorporation
Conseillers en gestion et informatique CGI Inc.	Canada
CGI Information Systems and Management Consultants Inc.	Canada
CGI Technologies and Solutions Inc.	United States
Stanley Associates, Inc.	United States
CGI Federal Inc.	United States
CGI Information Systems and Management Consultants Private Limited	India
CGI France SAS	France
CGI Nederland BV	Netherlands
CGI (Germany) GmbH & Co KG	Germany
CGI Suomi Oy	Finland
CGI Sverige AB	Sweden
CGI IT UK Limited	United Kingdom

b)	Compensation of key management personnel
Compensation of key management personnel, defined as the Board of Directors and the Executive Vice-President and Chief Financial Officer, was as follows:

	2014	2013
	$	$
Short-term employee benefits	4,972	8,940
Share-based payments	15,609	13,715

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    61

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

30.Commitments, contingencies and guarantees

a)	Commitments
At September 30, 2014, the Company is committed under the terms of operating leases with various expiration dates up to 2023, primarily for the rental of premises and computer equipment used in outsourcing contracts, in the aggregate amount of approximately $1,413,682,000. The future minimum lease payments under non-cancellable operating leases are due as follows:

$
Less than one year	336,370
Between one and two years	273,707
Between two and five years	576,091
Beyond five years	227,514
The majority of the lease agreements are renewable at the end of the lease period at market rates. The lease expenditure charged to the earnings, during the year was $306,428,000 ($326,140,000 in 2013), net of sublease income of $26,128,000 ($25,851,000 in 2013). As at September 30, 2014, the total future minimum sublease payments expected to be received under non-cancellable sublease were $100,745,000 ($110,823,000 as at September 30, 2013).
The Company entered into long-term service and other agreements representing a total commitment of $190,083,000. Minimum payments under these agreements are due as follows:

$
Less than one year	74,291
Between one and two years	62,372
Between two and five years	53,420
Beyond five years	—

b)	Contingencies
From time to time, the Company is involved in legal proceedings, audits, claims and litigation which primarily relate to tax exposure, contractual disputes and employee claims arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts and will ultimately be resolved when one or more future events occur or fail to occur. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities. Claims for which there is a probable unfavourable outcome are recorded in provisions (Note 13).
In addition, the Company is engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether the Company’s operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or reduction in the scope, of a major government project could have a materially adverse effect on the results of operations and financial condition of the Company.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    62

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

30.Commitments, contingencies and guarantees (continued)

c)	Guarantees
Sale of assets and business divestitures
In connection with the sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure of approximately $10,411,000 in total, others do not specify a maximum amount or limited period. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2014. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.
Other transactions
In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at September 30, 2014, the Company provided for a total of $55,911,000 of these bonds. To the best of its knowledge, the Company is in compliance with its performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a materially adverse effect on the Company’s consolidated results of operations or financial condition.
Moreover, the Company has letters of credit for a total of $85,959,000 in addition to the letters of credit covered by the unsecured committed revolving credit facility (Note 14). These guarantees are required in some of the Company’s contracts with customers.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    63

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.Financial instruments
FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
The following table presents financial liabilities measured at amortized cost categorized using the fair value hierarchy:

		As at September 30, 2014		As at September 30, 2013
	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$
Financial liabilities for which fair value is disclosed
Other liabilities
Senior U.S. and euro unsecured notes	Level 2	1,476,537	1,528,724	475,787	510,667
Unsecured committed revolving credit facility	Level 2	—	—	254,818	254,162
Unsecured committed term loan credit facility	Level 2	1,001,752	1,005,792	1,974,490	1,984,773
Other long-term debt	Level 2	22,036	20,276	14,081	12,269
		2,500,325	2,554,792	2,719,176	2,761,871

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at September 30, 2014	As at September 30, 2013
		$	$
Financial assets
Financial assets at fair value through earnings
Cash and cash equivalents	Level 2	535,715	106,199
Deferred compensation plan assets	Level 1	31,151	24,752
		566,866	130,951
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	9,397	1,344
Long-term derivative financial instruments	Level 2	14,834	2,518
		24,231	3,862
Available for sale
Long-term bonds included in funds held for clients	Level 2	198,177	187,816
Long-term investments	Level 2	30,689	20,333
		228,866	208,149
Financial liabilities
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	4,588	6,882
Long-term derivative financial instruments	Level 2	149,074	157,110
		153,662	163,992
There have been no transfers between Level 1 and Level 2 for the years ended September 30, 2014 and 2013.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    64

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)
The following table summarizes the fair value of outstanding derivative financial instruments:

	Recorded in derivative financial instruments	As at September 30, 2014	As at September 30, 2013
		$	$
Hedges on net investments in foreign operations
$968,800 cross-currency swaps in euro designated as a hedging instrument of the Company’s net investment in European operations ($1,153,700 as at September 30, 2013)	Long-term liabilities	136,203	137,795
Cash flow hedges on future revenue
U.S.$32,000 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar (U.S. $56,800 as at September 30, 2013)	Current assets Long-term assets Current liabilities Long-term liabilities	— — 1,651 605	1,078 300 — —

U.S.$75,216 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee (U.S.$94,436 as at September 30, 2013)	Current assets Long-term assets Current liabilities Long-term liabilities	1,226 1,586 1,963 1,153	— — 3,705 4,079

$94,600 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee ($142,528 as at September 30, 2013)	Current assets Long-term assets Current liabilities Long-term liabilities	4,276 5,937 475 45	266 838 2,605 1,549

Kr142,600 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Swedish krona and the Indian rupee (kr nil as at September 30, 2013)	Current assets Current liabilities Long-term liabilities	1 16 32	— — —

€121,100 foreign currency forward contracts to hedge the variability in the expected foreign currency rate between the euro and the British pound (€nil as at September 30, 2013)	Current assets Long-term assets	3,894 7,311	— —

€15,000 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Swedish krona (€31,000 as at September 30, 2013)	Current liabilities Long-term liabilities	483 183	11 52

€nil foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Moroccan dirham (€17,000 as at September 30, 2013)	Long-term assets Current liabilities Long-term liabilities	— — —	26 149 54
Cash flow hedges on unsecured committed term loan credit facility
$484,400 interest rate swaps floating-to-fixed ($1,234,400 as at September 30, 2013)	Long-term assets Current liabilities Long-term liabilities	— — 943	1,354 412 537
Fair value hedges on Senior U.S. unsecured notes
U.S.$250,000 interest rate swaps fixed-to-floating (U.S. $250,000 as at September 30, 2013)	Long-term liabilities	9,910	13,044

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    65

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)
Valuation techniques used to value financial instruments are as follows:

-
The fair value of Senior U.S. and euro unsecured notes, the unsecured committed revolving credit facility, the unsecured committed term loan credit facility and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-
The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm's-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-
The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated flows.

As at September 30, 2014, there were no changes in valuation techniques.
The Company expects that approximately $4,928,000 of the accumulated net unrealized gain on derivative financial instruments designated as cash flow hedges as at September 30, 2014 will be reclassified in the consolidated statements of earnings in the next 12 months.
During the year ended September 30, 2014, the Company’s hedging relationships were effective.

MARKET RISK
Market risk incorporates a range of risks. Movements in risk factors, such as interest rate risk and currency risk, affect the fair values of financial assets and liabilities.
Interest rate risk
The Company is exposed to interest rate risk on a portion of its long-term debt (Note 14) and holds interest rate swaps that mitigate this risk on the unsecured committed term loan credit facility. Under the interest rate swaps, the Company receives a variable rate of interest and pays interest at a fixed rate on the notional amount.
The Company also has interest rate swaps whereby the Company receives a fixed rate of interest and pays interest at a variable rate on the notional amount of its Senior U.S. unsecured notes. These swaps are being used to hedge the exposure to changes in the fair value of the debt.
The Company analyzes its interest rate risk exposure on an ongoing basis using various scenarios to simulate refinancing or the renewal of existing positions. Based on these scenarios, a change in the interest rate of 1% would not have had a significant impact on net earnings and comprehensive income.
Currency risk
The Company operates internationally and is exposed to risk from changes in foreign currency exchange rates. The Company mitigates this risk principally through foreign currency denominated debt and use of derivative financial instruments. The Company enters into foreign currency forward contracts to hedge forecasted cash flows or contractual cash flows in currencies other than the functional currency of its subsidiaries. The Company has entered into foreign currency forward contracts to hedge the variability in various foreign currency exchange rates on future U.S. dollar, Canadian dollar, euro and Swedish krona revenues.
The Company hedges a portion of the translation of the Company’s net investments in its U.S. and European operations into Canadian dollar with unsecured committed revolving credit facility, Senior U.S. and euro unsecured notes.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    66

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.Financial instruments (continued)
MARKET RISK (CONTINUED)
The Company also hedges a portion of the translation of the Company’s net investments in its European operations with fixed-to-fixed and floating-to-floating cross-currency swaps. These swaps convert Canadian dollar based fixed and variable interest payments to euro based fixed and variable interest payments associated with the notional amount. During the year ended September 30, 2014, the Company settled a floating-to-floating cross-currency swap for a net amount of $28,924,000. The loss on settlement was recognized in other comprehensive income and will be transferred to earnings when the net investment is disposed of.
During the year ended September 30, 2014, the Company entered into a foreign currency forward contract to hedge the net investment in its U.S. operations. The foreign currency forward contract was subsequently settled for an amount of $8,792,000. The loss on settlement was recognized in other comprehensive income and will be transferred to earnings when the net investment is disposed of.
Hedging relationships are designated and documented at inception and quarterly effectiveness assessments are performed during the year.
In addition, to mitigate foreign exchange risk arising from transactions denominated in currencies other than the Company’s functional currency, assets and liabilities not denominated in the functional currencies are hedged economically. During the year ended September 30, 2013, a fair value gain on the cross-currency swap amounted to $21,325,000 and was offsetting a translation exchange loss on the unsecured committed term loan credit facility of $21,600,000. A fair value loss of $6,992,000 on the foreign currency forward contracts was also offsetting a translation exchange gain. The gains and losses on the economic hedges and the hedged instruments were recorded in foreign exchange gain in the consolidated statements of earnings. As at September 30, 2013, these contracts were terminated, and no such transactions occurred for the year ended September 30, 2014.
The Company is mainly exposed to fluctuations in the Swedish krona, U.S. dollar, the euro and the British pound. The following table details the Company’s sensitivity to a 10% strengthening of the Swedish krona, U.S. dollar, the euro and the British pound foreign currency rates on net earnings and comprehensive income against the Canadian dollar. The sensitivity analysis on net earnings presents the impact of foreign currency denominated financial instruments and adjusts their translation at period end for a 10% strengthening in foreign currency rates. The sensitivity analysis on other comprehensive income presents the impact of a 10% strengthening in foreign currency rates on the fair value of foreign currency forward contracts designated as cash flow hedges and on net investment hedges.

				2014				2013
	Swedish krona impact	U.S. dollar impact	euro impact	British pound impact	Swedish krona impact	U.S. dollar impact	euro impact	British pound impact
(Decrease) increase in net earnings	(402)	(1,178)	7,787	(73)	11,548	6,682	5,921	55
Decrease in other comprehensive income	(2,171)	(149,474)	(143,468)	—	—	(71,751)	(150,066)	—

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    67

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.Financial instruments (continued)
LIQUIDITY RISK
Liquidity risk is the risk that the Company is not able to meet its financial obligations as they fall due or can do so only at excessive cost. The Company’s activities are financed through a combination of the cash flows from operations, borrowing under existing credit facilities, the issuance of debt and the issuance of equity. One of management’s primary goals is to maintain an optimal level of liquidity through the active management of the assets and liabilities as well as the cash flows.
The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities. All amounts contractually denominated in foreign currency are presented in Canadian dollar equivalent amounts using the period-end spot rate.

As at September 30, 2014	Carrying amount	Contractual cash flows	Less than one year	Between one and two years	Between two and five years	Beyond five years
	$	$	$	$	$	$
Non-derivative financial liabilities
Accounts payable and accrued liabilities	1,060,380	1,060,380	1,060,380	—	—	—
Accrued compensation	583,979	583,879	583,879	—	—	—
Senior U.S. & euro unsecured notes	1,476,537	1,912,490	58,900	58,900	571,595	1,223,095
Unsecured committed term loan credit facility	1,001,752	1,051,603	27,732	1,023,871	—	—
Obligations other than finance leases	117,680	124,475	42,838	36,394	45,243	—
Obligations under finance leases	61,698	64,397	33,813	21,323	9,261	—
Other long-term debt	22,036	22,036	8,286	3,726	3,562	6,462
Clients’ funds obligations	292,257	292,257	292,257	—	—	—
Derivative financial liabilities
Cash flow hedges on future revenue	(17,625)
Outflow		6,959	4,731	2,113	115	—
(Inflow)		(26,041)	(9,658)	(9,415)	(6,968)	—
Cross-currency swaps	136,203
Outflow		1,140,662	21,686	1,118,976	—	—
(Inflow)		(1,023,136)	(32,566)	(990,570)	—	—
Interest rate swaps	10,853
Outflow		848,249	16,687	498,726	28,697	304,139
(Inflow)		(879,626)	(20,053)	(502,440)	(41,950)	(315,183)
	4,745,750	5,178,584	2,088,912	1,261,604	609,555	1,218,513

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    68

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.Financial instruments (continued)
LIQUIDITY RISK (CONTINUED)

As at September 30, 2013	Carrying amount	Contractual cash flows	Less than one year	Between one and two years	Between two and five years	Beyond five years
	$	$	$	$	$	$
Non-derivative financial liabilities
Accounts payable and accrued liabilities	1,119,034	1,119,034	1,119,034	—	—	—
Accrued compensation	713,933	713,933	713,933	—	—	—
Senior U.S. unsecured notes	475,787	643,324	22,308	22,308	149,547	449,161
Unsecured committed revolving credit facility	254,818	273,935	6,000	6,000	261,935	—
Unsecured committed term loan credit facility	1,974,490	2,105,910	544,955	536,547	1,024,408	—
Obligations other than finance leases	79,446	84,392	21,940	24,861	37,449	142
Obligations under finance leases	67,928	71,200	23,870	24,459	22,470	401
Other long-term debt	14,081	14,081	5,023	1,129	2,972	4,957
Clients’ funds obligations	220,279	220,279	220,279	—	—	—
Derivative financial liabilities
Cash flow hedges on future revenue	9,696
Outflow		13,523	6,740	4,679	2,104	—
(Inflow)		(2,746)	(1,367)	(631)	(748)	—
Cross-currency swaps	137,795
Outflow		1,356,654	25,153	231,178	1,100,323	—
(Inflow)		(1,248,720)	(37,835)	(220,777)	(990,108)	—
Interest rate swaps	12,639
Outflow		1,596,637	474,184	318,714	515,635	288,104
(Inflow)		(1,625,755)	(475,879)	(321,066)	(526,778)	(302,032)
	5,079,926	5,335,681	2,668,338	627,401	1,599,209	440,733
As at September 30, 2014, the Company holds cash and cash equivalents, short-term investments and long-term investments of $566,404,000 ($126,601,000 as at September 30, 2013). The Company also has available $1,463,280,000 in unsecured committed revolving credit facility ($1,210,630,000 as at September 30, 2013). The funds held for clients of $295,754,000 ($222,469,000 as at September 30, 2013) fully cover the clients’ funds obligations. As at September 30, 2014, accounts receivable amount to $1,036,068,000 ($1,205,625,000 as at September 30, 2013). Given the Company’s available liquid resources as compared to the timing of the payments of liabilities, management assesses the Company’s liquidity risk to be low.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    69

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.Financial instruments (continued)
CREDIT RISK
The Company takes on exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short-term investments, accounts receivable and long-term investments. The maximum exposure of credit risk is generally represented by the carrying amount of these items reported on the consolidated balance sheets.
Cash equivalents consist mainly of highly liquid investments, such as money market funds and term deposits, as well as bankers’ acceptances and bearer deposit notes issued by major banks (Note 4). The Company has deposited its cash and cash equivalents with reputable financial institutions, from which management believes the risk of loss to be remote.
The Company is exposed to credit risk in connection with short-term investments, long-term investments through the possible inability of borrowers to meet the terms of their obligations. The Company mitigates this risk by investing primarily in high credit quality corporate and government bonds with a credit rating of A or higher.
The Company has accounts receivable derived from clients engaged in various industries including governmental agencies, finance, telecommunications, manufacturing and utilities that are not concentrated in any specific geographic area. These specific industries may be affected by economic factors that may impact accounts receivable. However, management does not believe that the Company is subject to any significant credit risk in view of the Company’s large and diversified client base. Overall, management does not believe that any single industry or geographic region represents a significant credit risk to the Company.
The following table sets forth details of the age of accounts receivable that are past due:

	2014	2013
	$	$
Not past due	716,435	814,054
Past due 1-30 days	86,796	109,942
Past due 31-60 days	29,133	43,909
Past due 61-90 days	15,012	32,309
Past due more than 90 days	30,982	21,022
	878,358	1,021,236
Allowance for doubtful accounts	(4,892)	(2,246)
	873,466	1,018,990

The carrying amount of accounts receivable is reduced by an allowance account and the amount of the loss is recognized in the consolidated statements of earnings within costs of services, selling and administrative. When a receivable balance is considered uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are credited against costs of services, selling and administrative in the consolidated statements of earnings.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    70

Notes to the Consolidated Financial Statements
For the years ended September 30, 2014 and 2013
(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.Capital risk management
The Company is exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth. The main objectives of the Company’s risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks.
The Company manages its capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the debt and equity balance. As at September 30, 2014, total managed capital was $8,234,832 ($7,048,848 as at September 30, 2013). Managed capital consists of long-term debt, including the current portion (Note 14), cash and cash equivalents (Note 4), short-term investments, long-term investments (Note 11) and shareholders’ equity. The basis for the Company’s capital structure is dependent on the Company’s expected business growth and changes in the business environment. When capital needs have been specified, the Company’s management proposes capital transactions for the approval of the Company’s Audit and Risk Management Committee and Board of Directors. The capital risk policy remains unchanged from prior periods.
The Company monitors its capital by reviewing various financial metrics, including the following:

-	Debt/Capitalization

-	Net Debt/Capitalization

-	Debt/EBITDA
Debt represents long-term debt, including the current portion. Net debt, capitalization and EBITDA are additional measures. Net debt represents debt (including the impact of the fair value of derivative financial instruments) less cash and cash equivalents, short-term investments and long-term investments. Capitalization is shareholders’ equity plus debt. EBITDA is calculated as earnings from continuing operations before income taxes, interest expense on long-term debt, depreciation, amortization and integration-related costs. The Company believes that the results of the current internal ratios are consistent with its capital management objectives.
The Company is subject to external covenants on its Senior U.S. and euro unsecured notes and unsecured committed term loan credit facility. The ratios are as follows:

-	A leverage ratio, which is the ratio of total debt to EBITDA for the four most recent quarters[1].

-
An interest and rent coverage ratio, which is the ratio of the EBITDAR for the four most recent quarters to the total interest expense and the operating rentals in the same periods. EBITDAR, a non-GAAP measure, is calculated as EBITDA before rent expense[1].

-
In the case of the Senior U.S. and euro unsecured notes, a minimum net worth is required, whereby shareholders’ equity, excluding foreign exchange translation adjustments included in accumulated other comprehensive income, cannot be less than a specified threshold.

These ratios are calculated on a consolidated basis.
The Company is in compliance with these covenants and monitors them on an ongoing basis. The ratios are also reviewed quarterly by the Company’s Audit and Risk Management Committee. The Company is not subject to any other externally imposed capital requirements.

[1]	In the event of an acquisition, the available historical financial information of the acquired Company will be used in the computation of the ratios.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2014 and 2013    71